Filed Pursuant to Rule 424(b)(2)

Registration No. 333-182394

Calculation of Registration Fee

Title of Each Class of Securities Offered	Aggregate Offering Price	Amount of Registration Fee(2)
Guarantees of 5.50% Senior Notes due 2015	U.S.$554,823,000	U.S.$63,582.72
Guarantees of 8.75% Senior Notes due 2016	U.S.$333,450,000(1)	U.S.$38,213.37
Guarantees of 5.500% Senior Notes due 2019	U.S.$377,382,000	U.S.$43,247.98

(1)	The U.S. dollar equivalent of the aggregate offering price of the guarantees of 8.75% Senior Notes due 2016 has been calculated using the exchange rate for June 26, 2012 of U.S.$0.0741= Ps.1.00, as reported by Bloomberg.

(2)	This prospectus relates to the offer by América Móvil, S.A.B. de C.V. to fully and unconditionally guarantee certain outstanding debt securities of Teléfonos de México, S.A.B. de C.V. The maximum aggregate offering price of the guarantees, which is estimated solely for the purpose of calculating the registration fee, is the aggregate principal amount of the debt securities that would receive the guarantees. The registration fee has been calculated in accordance with Rule 457 under the Securities Act of 1933, as amended.

PROSPECTUS/CONSENT SOLICITATION STATEMENT

América Móvil, S.A.B. de C.V.

Consent Solicitations and Offers to Guarantee

5.50% Senior Notes due 2015 (CUSIP/ISIN: 879403AS2/US879403AS24)

8.75% Senior Notes due 2016 (ISIN/Common Code: XS0242651023/024265102)

and

5.500% Senior Notes due 2019 (CUSIP/ISIN: 879403AV5/US879403AV52)

of Teléfonos de México, S.A.B. de C.V.

THE CONSENT SOLICITATION FOR EACH SERIES OF THE ABOVE-LISTED NOTES (THE “TMX NOTES”) WILL EXPIRE AT 5:00 P.M. (NEW YORK CITY TIME) ON JULY 12, 2012, UNLESS EXTENDED OR EARLIER TERMINATED BY US IN OUR SOLE DISCRETION (FOR EACH SERIES OF TMX NOTES, SUCH TIME AND DATE, THE “EXPIRATION TIME”). HOLDERS WHO DESIRE TO BE ELIGIBLE TO RECEIVE THE APPLICABLE CONSENT FEE MUST VALIDLY CONSENT TO THE PROPOSED AMENDMENTS (AS DEFINED BELOW). CONSENTS FOR A SERIES OF TMX NOTES MAY BE REVOKED AT ANY TIME ON OR PRIOR TO THE EARLIER OF THE EXPIRATION TIME FOR THAT SERIES OF TMX NOTES AND THE DATE THAT REQUIRED CONSENTS (AS DEFINED BELOW) FOR SUCH SERIES OF TMX NOTES HAVE BEEN RECEIVED (FOR EACH SERIES OF TMX NOTES, THE “CONSENT DATE”).

We are soliciting the Holders (as defined in “Summary—Summary of the Consent Solicitations”) of the TMX Notes as of 5:00 p.m. (New York City time) on June 27, 2012 (the “Record Date”) to consent to amend the reporting covenant and other provisions (the “Proposed Amendments”) in the indentures governing the TMX Notes (the “Existing Indentures”). The solicitation of consents (“Consents”) to the Proposed Amendments with respect to each series of TMX Notes (each, a “Consent Solicitation” and, together, the “Consent Solicitations”) is being made upon the terms and subject to the conditions set forth in this prospectus/consent solicitation statement and the Letter of Consent included in Annex A to this prospectus/consent solicitation statement (the “Consent Letter”).

Subject to the conditions described in this prospectus/consent solicitation statement, we intend to provide full and unconditional guarantees (the “AMX Guarantees”) of the TMX Notes and pay the applicable Consent Fee described in the table below (the “Consent Fee”) to Holders who have validly delivered and not revoked Consents.

The AMX Guarantees will be our unsecured and unsubordinated obligations and will rank equally in right of payment with all of our other unsecured and unsubordinated debt (including guarantees of subsidiaries’ indebtedness).

Series of TMX Notes	Aggregate Principal Amount Outstanding	Consent Fee (as an amount)	Consent Fee (as a percentage)
5.50% Senior Notes due 2015 (CUSIP/ISIN: 879403AS2/US879403AS24)	U.S.$554,823,000	U.S.$1.00 per U.S.$1,000 Principal Amount of TMX Notes	0.10%
8.75% Senior Notes due 2016 (ISIN/Common Code: XS0242651023/024265102)	Ps.4,500,000,000	Ps.100.00 per Ps.100,000 Principal Amount of TMX Notes[1]	0.10%
5.500% Senior Notes due 2019 (CUSIP/ISIN: 879403AV5/US879403AV52)	U.S.$377,382,000	U.S.$1.00 per U.S.$1,000 Principal Amount of TMX Notes	0.10%

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Any Consent Fee payable by us with respect to any TMX 2016 Notes will be paid in U.S. dollars, unless the Holder of those TMX 2016 Notes elects to have the payment made in Mexican pesos in accordance with the provisions set forth in the Consent Letter as described under “The Consent Solicitations—Consent Fee—Currency of Payment.” The U.S. dollar amount of the Consent Fee per Ps.100,000 aggregate principal amount of the TMX 2016 Notes will be determined as described under “The Consent Solicitations—Consent Fee—Calculation of U.S. Dollar Amount of Consent Fee for TMX 2016 Notes.”

The Proposed Amendments and the AMX Guarantees will become effective as to a series of TMX Notes, and the applicable Consent Fee will be paid to any Holder of TMX Notes of a series who has validly delivered and not revoked a Consent, only if Consents of the Holders of the majority in aggregate principal amount of the outstanding TMX Notes of that series (the “Required Consents”) have been validly delivered and not revoked and the other conditions described in this prospectus/consent solicitation statement, including the Cross-Consent Condition (as defined below), have been either satisfied or waived by us. See “The Consent Solicitations—Conditions to a Consent Solicitation.”

The purpose of the Proposed Amendments is to amend the reporting covenant in the Existing Indentures to permit our subsidiary Teléfonos de México, S.A.B. de C.V. (“Telmex”) to provide to the Trustee our annual report and other reports that we file with the U.S. Securities and Exchange Commission (the “SEC”), in lieu of reports relating to and filed by Telmex. See “The Proposed Amendments.” If the Proposed Amendments become effective for a series of TMX Notes, Holders who did not deliver their Consent as to that series of TMX Notes will be bound by the Proposed Amendments and will receive the AMX Guarantees but will not receive the Consent Fee. Only Holders who validly deliver and do not revoke their Consent prior to the Expiration Time will be eligible to receive the applicable Consent Fee.

We reserve the right to waive or modify any term of, or to terminate, the Consent Solicitation in respect of any or all series of TMX Notes for any reason prior to the Expiration Time.

For a discussion of factors you should consider before you decide whether to consent, see “Risk Factors” beginning on page 12.

THIS PROSPECTUS/CONSENT SOLICITATION STATEMENT IS SOLELY OUR RESPONSIBILITY AND HAS NOT BEEN REVIEWED OR AUTHORIZED BY THE COMISIÓN NACIONAL BANCARIA Y DE VALORES (THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION, OR “CNBV”). THE CNBV HAS NOT APPROVED OR DISAPPROVED OF THE TERMS OF THE AMX GUARANTEES OR DETERMINED IF THIS PROSPECTUS/CONSENT SOLICITATION STATEMENT IS TRUTHFUL OR COMPLETE. THE CNBV HAS NOT CERTIFIED THE INVESTMENT VALUE OF THE AMX GUARANTEES OR OUR SOLVENCY.

Neither the SEC nor any state securities commission has approved or disapproved of the AMX Guarantees or determined if this prospectus/consent solicitation statement is truthful or complete. Any representation to the contrary is a criminal offense.

If you have any questions about the Consent Solicitations, you should contact Global Bondholder Services Corporation (the “Information and Tabulation Agent”) or Morgan Stanley & Co. LLC (the “Solicitation Agent”) at the respective addresses and telephone numbers set forth on the back cover page of this prospectus/consent solicitation statement. Requests for copies of this prospectus/solicitation statement and the Consent Letter may be directed to the Information and Tabulation Agent.

The Solicitation Agent for the Consent Solicitations is:

Morgan Stanley

The date of this prospectus/consent solicitation statement is June 28, 2012

We are responsible for the information contained in this prospectus/consent solicitation statement and the documents incorporated by reference herein. None of us, Telmex, the Solicitation Agent or the Information and Tabulation Agent has authorized any person to give you any other information, and none of us, Telmex, the Solicitation Agent or the Information and Tabulation Agent takes any responsibility for any other information that others may give you. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus/consent solicitation statement and the documents incorporated by reference herein is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates. We are not making an offer of these securities in any state or jurisdiction where the offer is not permitted.

None of us, Telmex, the Solicitation Agent, The Bank of New York Mellon, as the trustee under the Existing Indentures (the “Trustee”), the Information and Tabulation Agent or any of their respective affiliates makes any recommendation as to whether Holders should deliver Consents to the Proposed Amendments pursuant to the Consent Solicitations, and no one has been authorized by any of them to make such a recommendation. This prospectus/consent solicitation statement contains important information that should be read before any decision is made with respect to the Consent Solicitations.

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ABOUT THIS PROSPECTUS/CONSENT SOLICITATION STATEMENT

This prospectus/consent solicitation statement is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, we may from time to time offer debt securities, guarantees or warrants to purchase debt securities.

As used in this prospectus/consent solicitation statement, “América Móvil,” “we,” “our” and “us” refer to América Móvil, S.A.B. de C.V. and its consolidated subsidiaries and “Telmex” refers to our subsidiary Teléfonos de México, S.A.B. de C.V., in each case, unless the context otherwise requires or unless otherwise specified.

We may add, update or change other information contained in this prospectus/consent solicitation statement by means of a prospectus supplement or by incorporating by reference information we file with the SEC. The registration statement that we filed with the SEC includes exhibits that provide more detail on the matters discussed in this prospectus/consent solicitation statement. Before you invest in any securities offered by this prospectus/consent solicitation statement, you should read this prospectus/consent solicitation statement and the related exhibits filed with the SEC, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this prospectus/consent solicitation statement may constitute “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual events may differ materially from our expectations. In many cases, we include together with the forward-looking statements themselves a discussion of factors that may cause actual events to differ from our forward-looking statements. Examples of forward-looking statements include the following:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, indebtedness levels, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition, regulation and rates;

•	statements about our future economic performance or that of Mexico or other countries in which we currently operate or into which we may expand;

•	competitive developments in the telecommunications sector in each of the markets where we currently operate;

•	other factors and trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our most recent annual report on Form 20-F, which is incorporated in this prospectus/consent solicitation statement by reference and any reports on Form 6-K that may be incorporated in this prospectus/

ii

consent solicitation statement by reference, include economic and political conditions and government policies in Mexico, Brazil or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. See “Where You Can Find More Information” for information about how to obtain a copy of these documents. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

You should evaluate any statements made by us in light of these important factors.

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SUMMARY

This summary highlights key information described in greater detail in this prospectus/consent solicitation statement, including the documents incorporated by reference. You should read carefully the entire prospectus/consent solicitation statement and the documents incorporated by reference herein before making any decision with respect to the Consent Solicitations.

América Móvil

We provide telecommunications services in 18 countries. We are the largest provider of wireless communications services in Latin America, based on the number of subscribers, with the largest market share in Mexico and the third-largest market share in Brazil, in each case based on the number of subscribers. We also have major fixed-line operations in Mexico, Brazil and 12 other countries. The table below provides a summary of the principal businesses we conduct and the principal brands we use in each country where we operated as of March 31, 2012.

Country	Principal Brands	Principal Businesses
Mexico	Telcel	Wireless
	Telmex	Fixed line
Argentina	Claro	Wireless, fixed line
Brazil	Claro	Wireless
	Embratel	Fixed line, satellite, Pay TV
	Net	Pay TV
Chile	Claro	Wireless, fixed line, Pay TV
Colombia	Comcel	Wireless
	Telmex	Fixed line, Pay TV
Costa Rica	Claro	Wireless
Dominican Republic	Claro	Wireless, fixed line, Pay TV
Ecuador	Claro	Wireless, fixed line, Pay TV
El Salvador	Claro	Wireless, fixed line, Pay TV
Guatemala	Claro	Wireless, fixed line, Pay TV
Honduras	Claro	Wireless, fixed line, Pay TV
Nicaragua	Claro	Wireless, fixed line, Pay TV
Panama	Claro	Wireless, Pay TV
Paraguay	Claro	Wireless
Peru	Claro	Wireless, fixed line, Pay TV
Puerto Rico	Claro	Wireless, fixed line, Pay TV
Uruguay	Claro	Wireless, fixed line
United States	Tracfone	Wireless

The following table sets forth, as of March 31, 2012, the number of our wireless subscribers and our revenue generating units, or “RGUs,” in the countries where we operate. RGUs consist of fixed lines, broadband accesses and cable or direct-to-home pay television (“Pay TV”) units. The table includes total subscribers and RGUs of all of our consolidated subsidiaries and affiliates, without adjustment where our equity interest is less than 100%.

The table reflects the geographic segments we use in our consolidated financial statements, including the following: (a) Southern Cone refers to Argentina, Chile, Paraguay and Uruguay; (b) Andean Region refers to Ecuador and Peru; (c) Central America refers to Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama; and (d) Caribbean refers to the Dominican Republic and Puerto Rico.

March 31, 2012 (in thousands)
Wireless subscribers:
Mexico	66,737
Brazil	61,596
Southern Cone	26,671
Colombia	29,020
Andean Region	22,761
Central America	13,405
United States	20,131
Caribbean	5,648

Total wireless subscribers	245,969

RGUs:
Mexico	22,668
Brazil	25,182
Southern Cone	1,376
Colombia	3,734
Andean Region	930
Central America	3,693
Caribbean	2,155

Total RGUs	59,737

Our principal operations are:

•

Mexico Wireless. Our subsidiary Radiomóvil Dipsa, S.A. de C.V. (“Telcel”), which operates under the brand Telcel, is the largest provider of wireless telecommunications services in Mexico, based on the number of subscribers.

•	Mexico Fixed Line. Our subsidiary Telmex is the only nationwide provider of fixed-line telecommunications services in Mexico.

•

Brazil. Several of our subsidiaries operating under the unified brand Claro together constitute one of the three largest providers of wireless telecommunications services in Brazil, based on the number of subscribers. Our subsidiary Embratel Participações S.A., together with its subsidiaries, is one of the leading providers of telecommunications services in Brazil, and our subsidiary Net Serviços de Comunicação, S.A. (“Net Serviços”) is the largest cable television operator in Brazil. Together they offer triple-play services in Brazil, with a cable television network that passed 15.3 million homes as of March 31, 2012.

•

Southern Cone. We provide wireless telecommunications services in Argentina, Paraguay, Uruguay and Chile, operating under the Claro brand. We also provide fixed-line telecommunications services in Argentina, Chile and Uruguay under the Claro brand. In Chile, we offer nationwide Pay TV services under the Claro brand.

•

Colombia. We provide wireless telecommunications services under the Comcel brand in Colombia, where we are the largest wireless provider, based on the number of subscribers. We also provide fixed-line telecommunications and Pay TV services in Colombia under the Telmex brand, where our network passed 6.0 million homes as of March 31, 2012.

•

Andean Region. We provide wireless telecommunications services in Peru and Ecuador under the Claro brand. We also provide fixed-line telecommunications and Pay TV services in Peru, where our network passed 821,000 homes, and Ecuador, where our network passed 426,000 homes as of March 31, 2012.

•

Central America. We provide fixed-line and wireless telecommunications and Pay TV services in Guatemala, El Salvador, Honduras and Nicaragua. We also provide wireless telecommunications and Pay TV services in Panama and wireless telecommunications services in Costa Rica. Our Central American subsidiaries provide all services under the Claro brand.

•

United States. Our subsidiary TracFone Wireless Inc. is engaged in the sale and distribution of prepaid wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands.

•

Caribbean. We provide fixed-line, wireless telecommunications and Pay TV services in the Dominican Republic and Puerto Rico, where we are the largest telecommunications services providers, based on the number of subscribers. Our Caribbean subsidiaries provide all services under the Claro brand.

América Móvil, S.A.B. de C.V. is a sociedad anónima bursátil de capital variable organized under the laws of Mexico with its principal executive offices at Lago Zurich 245, Edificio Telcel, Colonia Granada Ampliación, Delegación Miguel Hidalgo, 11529, México D.F., México. Our telephone number at this location is (5255) 2581-4449.

Recent Developments

Revocation of Fine Against Telcel by the Mexican Federal Antitrust Commission

On May 2, 2012, Telcel was notified of a resolution issued by the Mexican Federal Antitrust Commission (Comisión Federal de Competencia, or “Cofeco”) that revoked the Ps.11,989 million fine imposed by Cofeco in April 2011 for alleged monopolistic practices in the mobile termination market. As a condition to the revocation of the fine, Telcel must comply with certain undertakings that were proposed by it to Cofeco in March 2012. These undertakings are described in our 2011 Form 20-F. Certain of the operators that were parties to that proceeding have challenged the revocation of the fine.

Investment in KPN

On May 29, 2012, our subsidiary AMOV Europa B.V. (“AMOV”) commenced a partial tender offer in cash to all holders of ordinary shares of Koninklijke KPN N.V. (“KPN”). KPN is the leading telecommunications service provider in The Netherlands, which offers fixed-line and wireless telecommunications services, internet and Pay TV to consumers, and end-to-end telecommunications services to business customers. AMOV offered to purchase up to the number of shares that would result in AMOV and América Móvil holding 393,283,000 shares (representing a total of up to approximately 27.7% of all outstanding shares of KPN). The offer is subject to Dutch disclosure and procedural requirements, which differ from those of the United States. We purchased shares of KPN prior to commencing and during the offer, and as of June 27, 2012, América Móvil and AMOV held a total of 353,283,000 shares of KPN, representing 24.9% of the outstanding shares of KPN. The offer expired on June 27, 2012, and more than a sufficient number of shares needed for us to reach the maximum ownership amount of 27.7% of the outstanding shares was tendered. Upon closing of the tender offer, the total aggregate cost of our investment in KPN is expected to be approximately €3,070 million (Ps.53,255 million).

Investment in Telekom Austria

On June 15, 2012, we agreed to acquire approximately 21% of the outstanding shares of Telekom Austria AG (“Telekom Austria”) from Marathon Zwei Beteiligungs GmbH, a wholly-owned subsidiary of RPR Privatstiftung, a private trust established by Mr. Ronny Pecik. Under the agreement, we acquired 5% of the outstanding shares of Telekom Austria, and upon receipt of certain governmental approvals and other authorizations customary in this type of transaction, we have the right to acquire additional shares representing approximately 16% of the outstanding shares of Telekom Austria. We have not disclosed the price of this acquisition, but based on recent market prices of Telekom Austria shares the total purchase price would be approximately €875 million (Ps.15.0 billion). The acquisition of the additional shares is expected to close during 2012. Telekom Austria is the largest telecommunications company in Austria, and also provides telecommunications services in Belarus, Bulgaria, Croatia, Liechtenstein, Macedonia, Serbia and Slovenia.

Acquisition of Simple Mobile, Inc.

On June 19, 2012, our subsidiary Tracfone Wireless Inc. acquired 100% of the mobile virtual network business of Simple Mobile, Inc. for approximately U.S.$118 million (Ps.1,652 million). Simple Mobile, Inc. is one of the fastest growing mobile virtual network operators (MVNOs) in the United States, with more than 2.5 million customer activations.

Summary of the Consent Solicitations

The following summary contains basic information about the Consent Solicitations and the AMX Guarantees and is not intended to be complete. It does not contain all the information that is important to you. For a more complete description of the terms and conditions of the Consent Solicitations and the AMX Guarantees, see “The Consent Solicitations” and “Description of the AMX Guarantees” in this prospectus/consent solicitation statement.

The Consent Solicitations	We are soliciting the Holders of the TMX Notes to consent to the Proposed Amendments. By validly delivering a Consent, each Holder agrees to the Proposed Amendments and instructs the Trustee to take all necessary actions to make them effective in exchange for the applicable AMX Guarantee and the applicable Consent Fee.

Proposed Amendments	The purpose of the Proposed Amendments is to amend the reporting covenant in the Existing Indentures to permit Telmex to provide to the Trustee our annual report and other reports that we file with the SEC, in lieu of reports relating to and filed by Telmex. For each series of TMX Notes, the Proposed Amendments will be set forth in a supplement to the relevant Existing Indenture to be entered into among Telmex, us and the Trustee (each, a “New TMX Supplement”). See Annex B to this prospectus/consent solicitation statement for the form of New TMX Supplement.

The TMX Notes	The TMX Notes as to which we are soliciting Consents are the following:

•	5.50% Senior Notes due 2015 (the “TMX 2015 Notes);

•	8.75% Senior Notes due 2016 (the “TMX 2016 Notes”); and

•	5.500% Senior Notes due 2019 (the “TMX 2019 Notes”).

The TMX 2015 Notes (CUSIP/ISIN: 879403AS2/US879403AS24) were issued by Telmex in an original aggregate principal amount of U.S.$800,000,000, of which U.S.$554,823,000 was outstanding as of the Record Date.

The TMX 2016 Notes (ISIN/Common Code: XS0242651023/ 024265102) were issued by Telmex in an original aggregate principal amount of Ps.4,500,000,000, of which Ps.4,500,000,000 was outstanding as of the Record Date.

The TMX 2019 Notes (CUSIP/ISIN: 879403AV5/US879403AV52) were issued by Telmex in an original aggregate principal amount of U.S.$500,000,000, of which U.S.$377,382,000 was outstanding as of the Record Date.

The Existing Indentures	TMX 2015 Notes: The Base Indenture dated as of November 19, 2003, as amended and supplemented by the Second Supplemental Indenture dated as of December 9, 2003, the Third Supplemental Indenture dated as of January 27, 2005 and the supplement thereto dated as of February 22, 2005, between Telmex and the Trustee.

TMX 2016 Notes: The Base Indenture dated as of November 19, 2003, as amended and supplemented by the Fourth Supplemental Indenture dated as of January 31, 2006, between Telmex and the Trustee.

TMX 2019 Notes: The Base Indenture dated as of June 19, 2009, as amended and supplemented by the First Supplemental Indenture dated as of November 12, 2009, among Telmex, the Trustee and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent.

The AMX Guarantees	Promptly following the Expiration Time and so long as all the conditions to the Consent Solicitation for a series of TMX Notes are either satisfied or waived, we intend to issue the AMX Guarantees for the benefit of the holders of the TMX Notes of that series. The AMX Guarantees will be our unsecured and unsubordinated obligations and will rank equally in right of payment with all of our other unsecured and unsubordinated debt (including guarantees of subsidiaries’ indebtedness). The AMX Guarantees will be effectively subordinated to all of our existing and future secured obligations and to all existing and future liabilities of our subsidiaries other than Telmex. The AMX Guarantees do not restrict our ability or the ability of Telmex or our other subsidiaries to incur or guarantee additional indebtedness in the future.

As of March 31, 2012, we had, on an unconsolidated basis (parent company only), unsecured and unsubordinated indebtedness of (a) approximately Ps.272.8 billion (U.S.$21.3 billion) excluding guarantees of subsidiaries’ indebtedness and (b) approximately Ps.283.4 billion (U.S.$22.1 billion) including guarantees of subsidiaries’ indebtedness. As of March 31, 2012, our subsidiaries had indebtedness (excluding guarantees of indebtedness of us and our other subsidiaries) of approximately Ps.105.6 billion (U.S.$8.2 billion).

For each series of TMX Notes, the terms of the AMX Guarantees will be set forth in the applicable New TMX Supplement.

Consent Fee	TMX 2015 Notes: Holders of TMX 2015 Notes who validly deliver and do not revoke a Consent will be eligible to receive a Consent Fee in an amount equal to U.S.$1.00 for each U.S.$1,000 principal amount of TMX 2015 Notes as to which that Consent was delivered and not revoked.

TMX 2016 Notes: Holders of TMX 2016 Notes who validly deliver and do not revoke a Consent will be eligible to receive a Consent Fee in an amount equal to Ps.100.00 for each Ps.100,000 principal amount of TMX 2016 Notes as to which that Consent was delivered and not revoked. Any Consent Fee payable by us with respect to any TMX 2016 Notes will be paid in U.S. dollars, unless the Holder (as defined below) of those TMX 2016 Notes elects to have the payment made in

Mexican pesos in the Consent Letter as described under “The Consent Solicitations—Consent Fee—Currency of Payment.” The U.S. dollar amount of such Consent Fee will be determined as described under “The Consent Solicitations—Consent Fee—Calculation of U.S. Dollar Amount of Consent Fee for TMX 2016 Notes.”

TMX 2019 Notes: Holders of TMX 2019 Notes who validly deliver and do not revoke a Consent will be eligible to receive a Consent Fee in an amount equal to U.S.$1.00 for each U.S.$1,000 principal amount of TMX 2019 Notes as to which that Consent was delivered and not revoked.

If the Proposed Amendments become effective for a series of TMX Notes, Holders who did not deliver their Consent as to that series of TMX Notes will be bound by the Proposed Amendments and will receive the AMX Guarantees but will not receive the Consent Fee. Only Holders who validly deliver and do not revoke their Consent prior to the Expiration Time will be eligible to receive the applicable Consent Fee. We will pay the Consent Fee promptly after the Expiration Time.

The right to receive a Consent Fee is not transferable with a TMX Note.

Cross-Consents Condition	The Consent Solicitation for each series of TMX Notes is conditioned, among other things, on our receipt, on or prior to the Expiration Time, of the Required Consents for all series of TMX Notes for which Consents are being solicited pursuant to this prospectus/consent solicitation statement (the “Cross-Consents Condition”).

The Cross-Consents Condition above can be waived by us in our sole discretion as to any series of TMX Notes, provided that the Required Consents for that series of TMX Notes have been received.

Conditions to each Consent Solicitation	The Proposed Amendments and the AMX Guarantees for a series of TMX Notes, and the payment of the applicable Consent Fee to any Holder of TMX Notes of a series who has validly delivered and not revoked a Consent, are conditioned on (a) receipt of the Required Consents for that series of TMX Note on or prior to the Expiration Time, (b) satisfaction or waiver of the Cross-Consent Condition, (c) execution and effectiveness of the New TMX Supplement for that series of TMX Notes and (d) absence of any law or regulation that would, and absence of any injunction or action or other proceeding (pending or threatened) that could, make unlawful or invalid or enjoin the implementation of the Proposed Amendments or the payment of the Consent Fee or question the legality or validity thereof.

The above conditions are for our sole benefit and may be asserted by us in our sole discretion, regardless of the circumstances giving rise to such condition, and may be waived by us, in whole or in part, in our sole discretion, provided that the Required Consents of the Holders of a series of TMX Notes are received.

Holders	We are soliciting Consents from each person in whose name the TMX Notes are registered as of the Record Date, or their duly designated proxies, including persons who held TMX Notes through a participant of The Depository Trust Company (“DTC”), Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”) as of the Record Date (collectively, “Participants” and, together with registered holders as of the Record Date, the “Holders”).

Procedures for Delivering Consents	Consents must be validly delivered to the Information and Tabulation Agent on or prior to the Expiration Time. DTC is expected to grant an omnibus proxy authorizing each of its Participants as of the Record Date to deliver a Consent. Only registered owners of TMX Notes as of the Record Date or their duly designated proxies, including, for the purposes of the Consent Solicitations, DTC, Euroclear or Clearstream Participants, are eligible to deliver their Consent. Therefore, a beneficial owner of an interest in the TMX Notes held in the account of a DTC, Euroclear or Clearstream Participant who wishes to deliver a Consent must properly instruct such Participant to cause a Consent to be delivered on a timely basis. See “The Consent Solicitations—Consent Procedures.”

Consent Dates	With respect to a series of TMX Notes, the Consent Date is the earlier of the Expiration Time for that series of TMX Notes and the date on which the Required Consents for that series of TMX Notes are received. Consents as to a series of TMX Notes will be irrevocable after the Consent Date applicable to that series of TMX Notes. We will publicly announce the Consent Date with respect to any series of TMX Notes by press release not later than 9:00 a.m. (New York City time) on the business day following the occurrence of such Consent Date.

Record Date	5:00 p.m. (New York City time) on June 27, 2012. We reserve the right to establish from time to time any new date as the Record Date with respect to any Consent Solicitation and, in such event, any such new date will be deemed to be the “Record Date” for purposes of such Consent Solicitation. Only a Holder as of the Record Date may deliver or revoke a Consent, whether or not such Holder continues to be a Holder of TMX Notes after the Record Date. Any person or entity that becomes a holder of TMX Notes after the Record Date will not have the authority to deliver or revoke a Consent.

Revocation of Consents	Any Holder who has delivered a Consent on or prior to the applicable Consent Date may revoke such Consent on or prior to the applicable Consent Date by delivery to the Information and Tabulation Agent of a written notice of revocation in accordance with the procedures set forth in “The Consent Solicitations—Revocation of Consents.” No Holder may revoke a Consent after the applicable Consent Date.

Expiration Time	The Consent Solicitations will expire at 5:00 p.m. (New York City time) on July 12, 2012, unless extended or earlier terminated by us in our sole discretion in respect of any series of TMX Notes.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the AMX Guarantees.

Waiver, Amendment; Termination	We reserve the right to waive or modify any term of, or terminate, the Consent Solicitation in respect of any series of TMX Notes in our sole discretion prior to the Expiration Time.

Payment of Additional Amounts	If you are not a resident of Mexico for tax purposes, payment of the applicable Consent Fee to you will generally be subject to Mexican withholding tax at a rate of 4.9% or, in certain circumstances, 10%. We will pay additional amounts in respect of the payment of the Consent Fee so that the amount you receive after Mexican withholding tax is paid equals the amount that you would have received if no such Mexican withholding tax had been applicable, subject to some exceptions. See “Taxation—Mexican Tax Considerations” in this prospectus/consent solicitation statement.

U.S. Federal Income Tax Considerations	For a discussion of certain U.S. federal income tax consequences of the Consent Solicitations, see “U.S. Federal Income Tax Considerations.”

Solicitation Agent	Morgan Stanley & Co. LLC

Information and Tabulation Agent	Global Bondholder Services Corporation

Risk Factors	Before making any decision with respect to the Consent Solicitations, Holders should consider carefully all of the information included in this prospectus/consent solicitation statement, including, in particular, the information under “Risk Factors.”

Additional Documentation; Further Information; Assistance	Any questions or requests for assistance concerning the Consent Solicitations may be directed to Morgan Stanley & Co. LLC or Global Bondholder Services Corporation at their respective addresses and telephone numbers set forth on the back cover of this prospectus/consent solicitation statement. Requests for additional copies of this prospectus/consent solicitation statement or the Consent Letter may be directed to the Information and Tabulation Agent. Requests for copies of the Existing Indentures may also be made to the Information and Tabulation Agent.

PRESENTATION OF FINANCIAL INFORMATION

This prospectus/consent solicitation statement incorporates by reference our audited consolidated financial statements as of December 31, 2010 and 2011 and for each of the years ended December 31, 2009, 2010 and 2011. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) as of December 31, 2011. Our audited consolidated financial statements are presented in Mexican pesos. Our date of transition to IFRS was January 1, 2009. The financial statements of our non-Mexican subsidiaries have been translated to Mexican pesos. Note 2(b)(ii) to our audited consolidated financial statements describes how we translate the financial statements of our non-Mexican subsidiaries.

References herein to “Mexican pesos” or “Ps.” are to the lawful currency of Mexico. References herein to “U.S. dollars” or “U.S.$” are to the lawful currency of the United States.

This prospectus/consent solicitation statement contains translations of various Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the nominal Mexican peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from Mexican pesos at the exchange rate of Ps.12.8039 to U.S.$1.00, which was the rate reported by Banco de México for March 31, 2012, as published in the Official Gazette of the Federation (Diario Oficial de la Federación, or “Official Gazette”).

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus/consent solicitation statement incorporates important information about us that is not included in or delivered with the prospectus/consent solicitation statement. The U.S. Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus/consent solicitation statement, and certain later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

•	our annual report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 30, 2012 (SEC File No. 001-16269) (“our 2011 Form 20-F”);

•

our report on Form 6-K, filed with the SEC on June 28, 2012 (SEC File No. 001-16269), containing our operating and financial review as of March 31, 2012 and for the three months ended March 31, 2012 and 2011;

•

any future annual reports on Form 20-F filed with the SEC after the date of this prospectus/consent solicitation statement and prior to the termination of the Consent Solicitations and the offering of the AMX Guarantees offered by this prospectus/consent solicitation statement; and

•

any future reports on Form 6-K that we file with the SEC after the date of this prospectus/consent solicitation statement and prior to the termination of the Consent Solicitations and the offering of the AMX Guarantees offered by this prospectus/consent solicitation statement that are identified in such reports as being incorporated by reference in our Registration Statement on Form F-3 (SEC File No. 333-182394).

Any statement contained in any of the foregoing documents filed prior to the date hereof shall be deemed to be modified or superseded for purposes of this prospectus/consent solicitation statement to the extent that a statement contained in this prospectus/consent solicitation statement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus/consent solicitation statement.

You may request a copy of any and all of the information that has been incorporated by reference in this prospectus/consent solicitation statement and that has not been delivered with this prospectus/consent solicitation statement, at no cost, by writing or telephoning us at Lago Zurich 245, Edificio Telcel, Colonia Granada Ampliación, Delegación Miguel Hidalgo, 11529, México D.F., México, Attention: Investor Relations, telephone (5255) 2581-4449.

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E. Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at www.sec.gov.

RISK FACTORS

The following risk factors should be read together with the risk factors discussed under “Risk Factors” in “Item 3—Risk Factors” in our 2011 Form 20-F incorporated by reference herein. You should carefully consider these risk factors as well as other information included or incorporated by reference in this prospectus/consent solicitation statement.

Risks Relating to the Proposed Amendments

The Proposed Amendments would result in Telmex not publishing its reports and information in the United States

The Proposed Amendments would eliminate the reporting covenant in the Existing Indentures that requires Telmex to file with the SEC and provide the Trustee with its annual report on Form 20-F and the information, documents and other reports specified in the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), even if Telmex is not required by SEC rules to file such reports. As a result, since Telmex expects to cease to be subject to SEC reporting requirements in the United States during the course of 2012, Telmex would stop publishing its annual report on Form 20-F and other periodic reports in the United States and would not be required to provide any similar information to the Trustee. Therefore, holders of TMX Notes might find it difficult to assess Telmex’s credit quality, and trading in the TMX Notes might be adversely affected.

Risks Associated With Not Consenting to the Proposed Amendments If the Consent Solicitation Is Not Successful

Holders of the TMX Notes may be adversely affected if we do not issue the AMX Guarantees because holders will continue to have a claim against Telmex only and not us

If we do not receive the Required Consents for a series of TMX Notes, we will not issue the AMX Guarantees for the benefit of the holders of TMX Notes of that series. In such event, if Telmex is unable to satisfy its payment obligations under the TMX Notes of that series, holders of the TMX Notes of that series would have no direct claim against us for these payment obligations. Additionally, no Consent Fee will be paid to any Holder of TMX Notes of a series if the Required Consents are not received as to that series.

Risks Associated With Not Consenting to the Proposed Amendments If the Consent Solicitation is Successful

The approval of the Proposed Amendments would be binding on holders of TMX Notes who do not consent to the Proposed Amendments

If the Required Consents for a series of TMX Notes have been validly delivered and the other conditions applicable to the Consent Solicitation for that series have been satisfied or waived by us, the Proposed Amendments will take effect as to that series of TMX Notes. Therefore, holders of the TMX Notes may be subject to the Proposed Amendments even if they do not consent to the Proposed Amendments.

Holders of TMX Notes who do not consent to the Proposed Amendments will not receive the Consent Fee

If the Proposed Amendments take effect for a series of TMX Notes, Holders who did not deliver their Consent as to that series of TMX Notes will not receive the Consent Fee. Only Holders who validly deliver and do not revoke their Consent prior to the Expiration Time will be eligible to receive the applicable Consent Fee.

Risks Relating to the AMX Guarantees

Creditors of our subsidiaries will have priority over the holders of the AMX Guarantees in claims to assets of our subsidiaries other than Telmex

The AMX Guarantees will be obligations of América Móvil. We conduct substantially all of our business and hold substantially all of our assets through our subsidiaries, including Telmex. Claims of creditors of our subsidiaries other than Telmex, including trade creditors and bank and other lenders, will have priority over the holders of AMX Guarantees in claims to assets of our subsidiaries other than Telmex. In addition, our ability to meet our obligations, including under the AMX Guarantees, will depend, in significant part, on our receipt of cash dividends, advances and other payments from our subsidiaries.

Judgments of Mexican courts enforcing our obligations under the AMX Guarantees would be payable only in Mexican pesos

If proceedings were brought in Mexico seeking to enforce in Mexico our obligations in respect of the AMX Guarantees, we would be required to discharge our obligations in Mexico in Mexican pesos. Under the Ley Monetaria de los Estados Unidos Mexicanos (the Mexican Monetary Law), an obligation denominated in a currency other than Mexican pesos that is payable in Mexico may be satisfied in Mexican pesos at the rate of exchange in effect on the date of payment. This rate is currently determined by Banco de México and published in the Official Gazette of Mexico. As a result, the amount paid by us in Mexican pesos to holders of AMX Guarantees may not be readily convertible into the amount of U.S. dollars that we are obligated to pay under the AMX Guarantees. In addition, our obligation to indemnify these holders against exchange losses may be unenforceable in Mexico.

Our obligations under the AMX Guarantees would be converted in the event of bankruptcy

Under Mexico’s Ley de Concursos Mercantiles (Law on Mercantile Reorganization), if we were declared bankrupt or in concurso mercantil (bankruptcy reorganization), our obligations under the AMX Guarantees:

•	would be converted into Mexican pesos and then from Mexican pesos into inflation-adjusted units, or Unidades de Inversión;

•	would be satisfied at the time claims of all our creditors are satisfied;

•	would be subject to the outcome of, and priorities recognized in, the relevant proceedings;

•	would cease to accrue interest; and

•	would not be adjusted to take into account any depreciation of the Mexican peso against the U.S. dollar occurring after such declaration.

The AMX Guarantees may not be enforceable in the event of bankruptcy

The AMX Guarantees provide a basis for a direct claim against us; however, it is possible that the AMX Guarantees may not be enforceable. While Mexican law does not prohibit the giving of guarantees and, as a result, does not prevent the AMX Guarantees from being valid, binding and enforceable against us, in the event we are declared bankrupt or become subject to concurso mercantil (bankruptcy reorganization), the AMX Guarantees may be deemed to have been a fraudulent transfer and declared void, if it is determined that we did not receive adequate consideration in exchange for such guarantees. If the AMX Guarantees become unenforceable, holders of the TMX Notes would have no direct claim against us for these payment obligations.

EXCHANGE RATES

U.S. Dollar/Mexican Peso

Mexico has a free market for foreign exchange, and the Mexican government allows the Mexican peso to float freely against the U.S. dollar. We cannot assure you that the Mexican government will maintain its current policies with regard to the Mexican peso or that the Mexican peso will not depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rates in New York City for cable transfers payable in Mexican pesos published by the Federal Reserve Bank of New York, expressed in Mexican pesos per U.S. dollar. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period	High	Low	Average(1)	Period End
2007	11.2692	10.6670	10.9253	10.9169
2008	13.9350	9.9166	11.2124	13.8320
2009	15.4060	12.6318	13.5777	13.0576
2010	13.1940	12.1556	12.6352	12.3825
2011	14.2542	11.5050	12.4270	13.9510
December	13.9927	13.4890		13.9510
2012
January	13.7502	12.9251		13.0356
February	12.9514	12.6250		12.7941
March	12.9900	12.6280		12.8115
April	13.2290	12.7301		12.9900
May	14.3045	12.8877		14.3045
June (through June 22)	14.3650	13.6982		13.8470

(1)	Annual averages are calculated from month-end rates.

The noon buying rate published by the Federal Reserve Bank of New York on June 22, 2012, was Ps.13.8470 to U.S.$1.00.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2012.

U.S. dollar amounts in the table are presented solely for your convenience using the exchange rate of Ps. 12.8039 to U.S.$1.00, which was the rate reported by Banco de México for March 31, 2012, as published in the Official Gazette.

	As of March 31, 2012 (unaudited)
	(millions of Mexican pesos)	(millions of U.S. dollars)
Debt:
Denominated in U.S. dollars:
Export credit agency credits	Ps. 7,091	U.S.$	554
Other bank loans	10,100		789
5.500% Notes due 2014	10,179		795
5.750% Notes due 2015	9,118		712
3.625% Senior Notes due 2015	9,603		750
5.500% Senior Notes due 2015	7,104		555
2.375% Senior Notes due 2016	25,608		2,000
5.625% Notes due 2017	7,466		583
5.000% Senior Notes due 2019	9,603		750
5.500% Senior Notes due 2019	4,832		378
5.000% Senior Notes due 2020	27,206		2,125
7.5% Senior Notes due 2020	4,481		350
6.375% Notes due 2035	12,565		981
6.125% Notes due 2037	4,728		369
6.125% Senior Notes due 2040	25,608		2,000

Total	175,292		13,691

Denominated in Mexican pesos:
Domestic senior notes (certificados bursátiles)	57,997		4,530
8.75% Senior Notes due 2016	4,500		351
9.00% Senior Notes due 2016	5,000		391
8.46% Senior Notes due 2036	7,872		615
Other bank loans	55		4

Total	75,424		5,891

Denominated in euro:
Export credit agency credits	158		12
3.75% Senior Notes due 2017	17,084		1,334
4.75% Senior Notes due 2022	12,813		1,001
4.125% Senior Notes due 2019	17,084		1,334

Total	47,139		3,681

Denominated in pounds sterling:
5.75% Senior Notes due 2030	13,323		1,041
5.00% Senior Notes due 2026	10,248		800

Total	23,571		1,841

(Table continued on next page)

	As of March 31, 2012 (unaudited)
	(millions of Mexican pesos)		(millions of U.S. dollars)
Denominated in Japanese yen:
1.23% Senior Notes due 2014	Ps.	1,066	U.S.$ 83
1.53% Senior Notes due 2016		788	62
2.95% Senior Notes due 2039		2,009	157
Other bank loans		3,073	240

Total		6,936	542
Denominated in Colombian pesos		4,448	347
Denominated in Brazilian reais		18,910	1,477
Denominated in other currencies		26,711	2,086

Total debt		378,431	29,556
Less short-term debt and current portion of long-term debt		30,719	2,399

Total long-term debt		347,712	27,157

Equity:
Capital stock		96,418	7,530
Total retained earnings		184,227	14,388
Other comprehensive income items		6,624	518
Non-controlling interest		10,795	843

Total equity		298,064	23,279

Total capitalization (total long-term debt plus equity)	Ps.	645,776	U.S.$50,436

As of March 31, 2012, we had, on an unconsolidated basis (parent company only), unsecured and unsubordinated indebtedness of (a) approximately Ps.272.8 billion (U.S.$21.3 billion) excluding guarantees of subsidiaries’ indebtedness and (b) approximately Ps.283.4 billion (U.S.$22.1 billion) including guarantees of subsidiaries’ indebtedness. As of March 31, 2012, our subsidiaries had indebtedness (excluding guarantees of indebtedness of us and our other subsidiaries) of approximately Ps.105.6 billion (U.S.$8.2 billion).

During the second quarter of 2012, we borrowed approximately U.S.$1.6 billion (Ps.21,065 million) and €1.2 billion (Ps.20,745 million) under our existing revolving credit facilities in order to finance our investments, including recent acquisitions. See “Summary—Recent Developments.”

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the AMX Guarantees.

DESCRIPTION OF THE AMX GUARANTEES

Set forth below is a summary of the terms of the AMX Guarantees. This summary does not purport to be complete, and is qualified in its entirety by reference to the relevant terms of the form of New TMX Supplement set forth in Annex B to this prospectus/consent solicitation statement. If all the conditions to the Consent Solicitation for a series of TMX Notes are either satisfied or waived, we intend to issue an AMX Guarantee for the benefit of the holders of the TMX Notes of that series promptly after the Expiration Time.

Under the AMX Guarantees, we will irrevocably and unconditionally guarantee the full and punctual payment of principal, premium, if any, interest, additional amounts and any other amounts that may become due and payable by Telmex in respect of the series of TMX Notes that were provided with the AMX Guarantees. If Telmex fails to pay any such amount, we will pay the amount that is due and required to be paid.

The AMX Guarantees:

•

will be our unsecured and unsubordinated obligations and will rank equally in right of payment with all of our other unsecured and unsubordinated debt (including guarantees of subsidiaries’ indebtedness);

•	will be effectively subordinated to all of our existing and future secured obligations and to all existing and future liabilities of our subsidiaries other than Telmex; and

•	do not restrict our ability or the ability of Telmex or our other subsidiaries to incur or guarantee additional indebtedness in the future.

We are a holding company, and our principal assets are shares that we hold in our subsidiaries. The AMX Guarantees will not be secured by any of our assets or properties. As a result, by owning the AMX Guarantees, you will be one of our unsecured creditors. The AMX Guarantees will not be subordinated to any of our other unsecured debt obligations. In the event of a bankruptcy or liquidation proceeding against us, the AMX Guarantees would rank equally in right of payment with all our other unsecured and unsubordinated debt (including guarantees of subsidiaries’ indebtedness).

As of March 31, 2012, we had, on an unconsolidated basis (parent company only), unsecured and unsubordinated indebtedness of (a) approximately Ps.272.8 billion (U.S.$21.3 billion) excluding guarantees of subsidiaries’ indebtedness and (b) approximately Ps.283.4 billion (U.S.$22.1 billion) including guarantees of subsidiaries’ indebtedness. As of March 31, 2012, our subsidiaries had indebtedness (excluding guarantees of indebtedness of us and our other subsidiaries) of approximately Ps.105.6 billion (U.S.$8.2 billion).

For each series of TMX Notes that receive an AMX Guarantee, the terms of the applicable AMX Guarantee will be set forth in the relevant New TMX Supplement. The form of New TMX Supplement has been filed as an exhibit to the registration statement of which this prospectus/consent solicitation statement forms a part.

THE PROPOSED AMENDMENTS

The following is a summary of the principal changes to the Existing Indentures that would be effected by the Proposed Amendments. This summary does not purport to be complete, and is qualified in its entirety by reference to the relevant terms of the form of New TMX Supplement set forth in Annex B to this prospectus/consent solicitation statement. The form of New TMX Supplement has been filed as an exhibit to the registration statement of which this prospectus/consent solicitation statement forms a part. Consents to the Proposed Amendments for each series of TMX Notes are sought as a single proposal. Holders may not agree to some but not all of the Proposed Amendments.

The Proposed Amendments will not alter the maturity dates of the TMX Notes, Telmex’s obligation to make principal, interest and additional amounts payments on the TMX Notes or, except as stated below, the substantive effect of any other covenant or provision designed to afford protection to the holders of the TMX Notes.

Reporting Covenant

Under Section 1005 of each Existing Indenture, Telmex must file with the SEC and provide the Trustee with its annual report on Form 20-F and the information, documents and other reports specified in the Exchange Act even if Telmex is not required by SEC rules to file such information with the SEC.

Under the Proposed Amendments, this covenant would be amended to require that Telmex must provide the Trustee with the information, documents and other reports, if any, that Telmex files with the SEC under the Exchange Act.

The Proposed Amendments would also add a new covenant requiring that Telmex shall file with the Trustee, within 15 days after América Móvil files the same with the SEC, copies of the information, documents and other reports that América Móvil is required to file with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, including its annual reports on Form 20-F and its reports on Form 6-K. In the event that, in the future, América Móvil is not legally required to file such information, documents and other reports pursuant to Section 13(a) or 15(d) of the Exchange Act, Telmex will furnish on a reasonably prompt basis to the Trustee and holders of the TMX Notes who so request in writing substantially the same financial and other information that América Móvil would be required to include and file in an annual report on Form 20-F and reports on Form 6-K. This new covenant is substantially equivalent to the reporting covenant applicable to the outstanding public debt of América Móvil offered and sold in the United States and other international markets.

References to IFRS

The Existing Indentures provide that accounting terms used in the Existing Indentures have the meanings assigned to them in accordance with generally accepted accounting principles in Mexico, and, except as otherwise therein expressly provided, the term “generally accepted accounting principles” with respect to any computation required or permitted thereunder means such accounting principles as are generally accepted in Mexico at the date of such computation.

Under the Proposed Amendments, the term “generally accepted accounting principles” would be changed to refer to IFRS.

THE CONSENT SOLICITATIONS

General

We are soliciting Consents to the Proposed Amendments from Holders of TMX Notes as of the Record Date, upon the terms and subject to the conditions set forth in this prospectus/consent solicitation statement. For each series of TMX Notes, promptly after the Expiration Time, we will publicly announce the results of the Consent Solicitation and, subject to receipt of the Required Consents and the satisfaction or waiver of the other applicable conditions, we intend to execute the applicable New TMX Supplement and pay the applicable Consent Fee to each Holder who has validly delivered and not revoked a Consent prior to the Expiration Time. Upon the Proposed Amendments becoming effective as to a series of TMX Notes, all holders of TMX Notes of such series will be bound by them and will receive the applicable AMX Guarantee, including the Holders who did not deliver their Consent.

Terms of the Consent Solicitations

The Existing Indenture governing the TMX Notes of a series may be amended with the Required Consents of the Holders of TMX Notes of that series. The valid completion, execution and delivery of the Consent Letter by you prior to the Expiration Time will constitute delivery of Consent by you to the Proposed Amendments, subject to any valid revocation of your Consent. Consents to the Proposed Amendments for each series of TMX Notes are sought as a single proposal. Holders may not agree to some but not all of the Proposed Amendments.

If we make a material change in the terms of a Consent Solicitation, or if we waive a material condition of a Consent Solicitation, we will notify the Information and Tabulation Agent of that material change or waiver of a material condition and any related extension of the Expiration Time by oral or written notice and will make a public announcement thereof as described below, and extend the Consent Solicitation to the extent, if any, we deem appropriate in our sole discretion or otherwise to the extent required by law. If a Consent Solicitation is amended prior to the Expiration Time in a manner determined by us, in our sole discretion, to be materially adverse to the Holders of the relevant series of TMX Notes, we promptly will disclose such amendment as described below and, to the extent, if any, we deem appropriate in our sole discretion or otherwise to the extent required by law, extend the Expiration Time and/or the applicable Consent Date and permit revocations of Consents for a period deemed by us to be adequate to permit Holders to consider such changes and determine whether to deliver or revoke their Consents. If we extend, terminate or amend a Consent Solicitation, we expect to publicly announce that information, including, if applicable, the new Expiration Time and/or any additional revocation rights, by press release by 9:00 a.m. (New York City time) on the business day following the extension, termination or amendment and/or another day and time if necessary to comply with applicable law. Failure of any Holder to be so notified will not affect the extension, termination or amendment of a Consent Solicitation. Any amendment applicable to a Consent Solicitation will apply to all Consents delivered pursuant that Consent Solicitation.

Conditions to a Consent Solicitation

We intend to provide the AMX Guarantees with respect to a series of TMX Notes and pay the applicable Consent Fee to each Holder of TMX Notes of a series who has validly delivered and not revoked a Consent, subject to the following conditions:

(a)	The Required Consents for that series of TMX Notes having been received at or prior to the Expiration Time;

(b)	The Cross-Consent Condition having been satisfied or waived;

(c)	The execution and effectiveness of the New TMX Supplement as to that series of TMX Notes; and

(d)	The absence of any law or regulation that would, and absence of any injunction or action or other proceeding (pending or threatened) that could, make unlawful or invalid or enjoin the implementation of the Proposed Amendments or question the legality or validity thereof.

The above conditions are for our sole benefit and may be asserted by us in our sole discretion, regardless of the circumstances giving rise to such condition, and may be waived by us, in whole or in part, in our sole discretion, provided that the Required Consents of the Holders of a series of TMX Notes are received. We have not made a decision as to what circumstances would lead us to waive any condition, and any such waiver would depend on circumstances prevailing at the time of such waiver. Any determination by us concerning the events described in this section will be final and binding on all Holders.

Consent Fee

Any Holder who has validly delivered and not revoked a Consent prior to the Expiration Time will be eligible to receive the applicable Consent Fee as to the TMX Notes for which such Holder delivered its Consent. Promptly following the Expiration Time, the applicable Consent Fee will be paid in cash to Holders of TMX Notes of a series who validly delivered and did not revoke their Consent, provided that we have received the Required Consents for the TMX Notes of that series and the other conditions are satisfied or waived by us. No interest will be paid on the Consent Fee.

If the Proposed Amendments take effect for a series of TMX Notes, Holders who did not deliver their Consent as to that series of TMX Notes will be bound by the Proposed Amendments and will receive the AMX Guarantees but will not receive the Consent Fee. Only Holders who validly deliver and do not revoke their Consent prior to the Expiration Time will be eligible to receive the applicable Consent Fee.

The right to receive the applicable Consent Fee is not transferable, and we will only make payment to Holders who have validly delivered and not revoked Consents prior to the Expiration Time pursuant to the terms hereof.

By validly delivering its Consent, each Holder appoints the Information and Tabulation Agent as its agent (with full knowledge that the Information and Tabulation Agent is acting as our agent in connection with the Consent Solicitations) to receive the applicable Consent Fee on such Holder’s behalf with respect to the principal amount of TMX Notes as to which such Consent has been delivered.

Payment of Additional Amounts

We are required by Mexican law to deduct Mexican withholding taxes from the Consent Fee to holders of TMX Notes who are not residents of Mexico for tax purposes as described under “Taxation—Mexican Tax Considerations.”

We will pay all additional amounts that may be necessary so that every net payment of the Consent Fee to the Holder of the relevant TMX Notes will not be less than the amount set forth on the cover page of this prospectus/consent solicitation statement. By net payment, we mean the amount that we will pay the Holder after deducting or withholding an amount for or on account of any present or future taxes, duties, assessments or other governmental charges imposed or levied with respect to that payment of the Consent Fee by a Mexican taxing authority.

Our obligation to pay additional amounts is, however, subject to several important exceptions. We will not pay additional amounts to or on behalf of any holder or beneficial owner for or on account of any of the following:

•

any taxes, duties, assessments or other governmental charges imposed solely because at any time there is or was a connection between the holder and Mexico (other than the mere receipt of the Consent Fee or the ownership or holding of a TMX Note);

•	any taxes, duties, assessments or other governmental charges imposed solely because the holder or any other person fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Mexico of the holder or any beneficial owner of the relevant TMX Note if compliance is required by law, regulation or by an applicable income tax treaty to which Mexico is a party, as a precondition to exemption from, or reduction in the rate of, the tax, assessment or other governmental charge;

•	any estate, inheritance, gift or other similar tax, assessment or other governmental charge imposed with respect to the payment of the Consent Fee;

•	any tax, duty, assessment or other governmental charge payable otherwise than by deduction or withholding from the payment of the Consent Fee;

•

any payment of the Consent Fee to a holder of a TMX Note that is a fiduciary or partnership or a person other than the sole beneficial owner of any such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such a partnership or the beneficial owner of the payment would not have been entitled to the additional amounts had the beneficiary, settlor, member or beneficial owner been the holder of such TMX Note;

•

any taxes, duties, assessments or other governmental charges that are imposed on a payment to an individual and are required to be made pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any other directive implementing the conclusions of the ECOFIN Council meetings of November 26 and 27, 2000, December 13, 2001, and January 21, 2003, or any law or agreement implementing or complying with, or introduced in order to conform to, such a directive; and

•	any combination of the items in the bullet points above.

The limitations on our obligations to pay additional amounts described in the second bullet point above will not apply if the provision of information, documentation or other evidence described in the applicable bullet point would be materially more onerous, in form, in procedure or in the substance of information disclosed, to a holder or beneficial owner of a TMX Note, taking into account any relevant differences between U.S. and Mexican law, regulation or administrative practice, than comparable information or other reporting requirements imposed under U.S. tax law (including the United States/Mexico Income Tax Treaty), regulations (including proposed regulations) and administrative practice.

Applicable Mexican regulations currently allow us to withhold at a reduced rate, provided that we comply with certain information reporting requirements. Accordingly, the limitations on our obligations to pay additional amounts described in the second bullet point above also will not apply unless (a) the provision of the information, documentation or other evidence described in the applicable bullet point is expressly required by the applicable Mexican regulations, (b) we cannot obtain the information, documentation or other evidence necessary to comply with the applicable Mexican regulations on our own through reasonable diligence and (c) we otherwise would meet the requirements for application of the applicable Mexican regulations.

In addition, the limitation described in the second bullet point above does not require that any person, including any non-Mexican pension fund, retirement fund or financial institution, register with the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) to establish eligibility for an exemption from, or a reduction of, Mexican withholding tax.

We will remit the full amount of any Mexican taxes withheld to the applicable Mexican taxing authorities in accordance with applicable law. We will provide copies of such documentation to the holders of the TMX Notes upon request.

In the event that additional amounts actually paid with respect to the Consent Fee pursuant to the preceding paragraphs are based on rates of deduction or withholding of withholding taxes in excess of the appropriate rate applicable to the holder of the relevant TMX Notes, and as a result thereof such holder is entitled to make a claim for a refund or credit of such excess from the authority imposing such withholding tax, then such holder shall, by accepting the applicable Consent Fee, be deemed to have assigned and transferred all right, title and interest to any such claim for a refund or credit of such excess to us. However, by making such assignment, the holder makes no representation or warranty that we will be entitled to receive such claim for a refund or credit and incurs no other obligation with respect thereto.

Currency of Payment

Any Consent Fee payable by us with respect to any TMX Notes will be paid in U.S. dollars except that any Holder of the TMX 2016 Notes may elect to receive any Consent Fee payable to that Holder in respect of that Holder’s TMX 2016 Notes in Mexican pesos. A Holder of TMX 2016 Notes who wishes to elect to receive the applicable Consent Fee in Mexican pesos must indicate such election in the Consent Letter, pursuant to the instructions thereto. Holders who own beneficial interests in the global note representing the TMX 2016 Notes through accounts with Clearstream or Euroclear must arrange to have such notice given on their behalf.

Calculation of U.S. Dollar Amount of Consent Fee for TMX 2016 Notes

The U.S. dollar amount equivalent to the Consent Fee of Ps.100.00 per Ps.100,000 aggregate principal amount of the TMX 2016 Notes will be determined by the Solicitation Agent by translating the amount of that Mexican peso Consent Fee into U.S. dollars at the Settlement Rate.

“Settlement Rate” means the Mexican peso/U.S. dollar exchange rate (the “FIX FX Rate”) reported by the Bank of Mexico (Banco de México) on its website (http://www.banxico.gob.mx) on the date on which the Expiration Time occurs as the average of quotes in the wholesale foreign exchange market in Mexico for transactions payable in 48 hours. In the event that the FIX FX Rate is not so available on the date on which the Expiration Time occurs, then the Settlement Rate will be determined by the Solicitation Agent by taking the arithmetic mean (such mean, the “Alternative Rate”) of the Mexican peso/U.S. dollar exchange rate for the foreign exchange market in Mexico for transactions payable in 48 hours offered at or about the Expiration Time by (i) Morgan Stanley Capital Services, (ii) Banco Nacional de México, S.A., Institución de Banca Múltiple, Integrante del Grupo Financiero Banamex, (iii) Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, (iv) Banco Credit Suisse (México) S.A., Institución de Banca Múltiple, Grupo Financiero Credit Suisse (México), and (v) JPMorgan Chase Bank, N.A. (the “Reference Banks”); provided, however, that if any of the Reference Banks does not offer such an exchange rate, that bank will be replaced by us, for the purpose of determining the Alternative Rate, with another leading bank or financial institution. In the event that the Solicitation Agent determines (in its sole and absolute discretion) that neither the FIX FX Rate nor the Alternative Rate can be ascertained with respect to the date on which the Expiration Time occurs in accordance with the foregoing, we will determine the Settlement Rate (and method of determining the Settlement Rate) in respect of such date in our sole and absolute discretion, taking into consideration all available information that in good faith we deem relevant.

Each determination of the Solicitation Agent will, in the absence of manifest error, be conclusive for all purposes and binding on us and the Holders of the TMX 2016 Notes.

Consent Date

With respect to a series of TMX Notes, the Consent Date is the earlier of the Expiration Time for that series of TMX Notes and the date on which the Required Consents for that series of TMX Notes are received. Consents as to a series of TMX Notes will be irrevocable after the Consent Date applicable to that series of TMX Notes. We will publicly announce the Consent Date with respect to any series of TMX Notes by press release not later than 9:00 a.m. (New York City time) on the business day following the occurrence of such Consent Date.

Expiration Time, Extension, Termination and Amendment

For each series of TMX Notes, the Consent Solicitation will expire at 5:00 p.m. (New York City time) on July 12, 2012, unless extended or earlier terminated by us in our sole discretion. Consents with respect to the Proposed Amendments may be revoked by Holders on or prior to the applicable Consent Date, but may not be revoked thereafter. See “— Revocation of Consents” below.

We reserve the right for any reason, in our sole discretion, to extend the Consent Solicitation with respect to any series of TMX Notes at any time and from time to time, whether or not the Required Consents have been received with respect thereto, by giving oral or written notice to the Information and Tabulation Agent. Notice of any extension with will be made by press release or other public announcement no later than 9:00 a.m. (New York City time) on the business day following such decision to extend. Failure of any Holder or beneficial owner of any TMX Notes to be so notified will not affect the extension of the Consent Solicitations.

We reserve the right for any reason, in our sole discretion, to terminate or amend the Consent Solicitations with respect to any series of TMX Notes at any time prior to the Expiration Time by giving oral or written notice thereof to the Information and Tabulation Agent. Notice of any termination or amendment of a Consent Solicitation by us will be made by press release or other public announcement no later than 9:00 a.m. (New York City time) on the business day following such termination or amendment. If we elect to terminate the Consent Solicitations, any Consents previously delivered will be of no further force and effect. Failure of any Holder or beneficial owner of any TMX Notes to be so notified will not affect the termination or amendment of the Consent Solicitations.

No Recommendation

None of us, Telmex, the Solicitation Agent, the Trustee, the Information and Tabulation Agent or any of their respective affiliates makes any recommendation as to whether Holders should deliver Consents to the Proposed Amendments pursuant to the Consent Solicitations, and no one has been authorized by any of them to make such a recommendation. Each Holder must make its own decision as to whether to give a Consent.

Consent Procedures

The Consent Solicitations are being made to all persons in whose name the TMX Notes are registered as of the Record Date and their duly appointed proxies. Only Holders or their duly designated proxies may execute and deliver a Consent. DTC is expected to grant an omnibus proxy authorizing its Participants to deliver a Consent. Direct Participants in Euroclear or Clearstream, Luxembourg accepting the Consent Solicitation must give authority to Euroclear or Clearstream to disclose their identity to the Solicitation Agent and the Information and Tabulation Agent. For the purposes of the Consent Solicitations, the term “Holder” shall be deemed to include DTC, Euroclear or Clearstream Participants who held TMX Notes through DTC, Euroclear or Clearstream as of the Record Date. In order to cause a Consent to be delivered with respect to TMX Notes held through DTC, Euroclear or Clearstream, such Participant must complete and sign the Consent Letter and mail or deliver it to the Information and Tabulation Agent at its address or facsimile set forth on the back cover page hereof and on the Consent Letter in accordance with the instructions set forth herein and therein or in accordance to other procedures used by DTC, Euroclear or Clearstream.

A beneficial owner of an interest in TMX Notes held through a DTC, Euroclear or Clearstream Participant must properly instruct such Participant sufficiently in advance of the Expiration Time to cause a Consent to be delivered by such Participant.

The execution and delivery of a Consent will not affect a Holder’s right to sell or transfer TMX Notes. All validly delivered Consents received by the Information and Tabulation Agent prior to the Expiration Time will be effective notwithstanding a transfer of the related TMX Notes subsequent to the Record Date, unless the subsequent Holder arranges for the Holder that gave the Consent to validly revoke such Consent by following the procedures set forth under “—Revocation of Consents” below.

HOLDERS WHO WISH TO DELIVER THEIR CONSENT SHOULD MAIL, HAND DELIVER, OR SEND BY OVERNIGHT COURIER OR FACSIMILE (CONFIRMED BY PHYSICAL DELIVERY OF AN ORIGINAL) THEIR PROPERLY COMPLETED AND EXECUTED CONSENT LETTER TO THE INFORMATION AND TABULATION AGENT AT THE ADDRESS OR FACSIMILE NUMBER SET FORTH ON THE BACK COVER PAGE HEREOF AND ON THE CONSENT LETTER IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH HEREIN AND THEREIN.

CONSENTS SHOULD BE DELIVERED TO THE INFORMATION AND TABULATION AGENT, NOT TO US, TELMEX, THE SOLICITATION AGENT OR ANY OTHER PARTY. HOWEVER, WE RESERVE THE RIGHT TO ACCEPT ANY CONSENT RECEIVED BY US, THE SOLICITATION AGENT OR ANY OTHER PARTY THAT IS OTHERWISE IN PROPER FORM.

Consent Letters must be executed in exactly the same manner as the name(s) of the Holder(s) who delivered Consent appear(s) on the position listing of DTC, Euroclear or Clearstream, as applicable. If a Consent Letter is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with the Consent Letter evidence satisfactory to us of authority to execute the Consent Letter. If no aggregate principal amount of the TMX Notes as to which a Consent is delivered is specified, but the Consent Letter is otherwise properly completed and signed, the Holder will be deemed to have delivered Consent with respect to the entire aggregate principal amount of the TMX Notes which such Holder holds, either as registered or on the position listing of DTC.

The registered ownership of the TMX Notes as of the Record Date shall be established by the Trustee. The ownership of TMX Notes held through DTC, Euroclear or Clearstream by Participants will be established by a DTC, Euroclear or Clearstream security position listing provided by DTC, Euroclear or Clearstream as of the Record Date. All questions as to the validity, form and eligibility (including time of receipt) regarding the Consent procedures will be determined by us in our sole discretion, which determination will be conclusive and binding. We reserve the right to reject any or all Consents that are not in proper form or the acceptance of which, in our opinion or the opinion of our counsel, could be unlawful. We also reserve the right to waive any defects or irregularities in connection with deliveries of particular Consents. Unless waived, any defects or irregularities in connection with deliveries of Consents must be cured within such time as we determine. Neither we nor any of our affiliates, the Solicitation Agent, the Information and Tabulation Agent or any other persons shall be under any duty to give any notification of any such defects or irregularities or waivers, nor shall any of them incur any liability for failure to identify any such defect or irregularity or to give such notification. Deliveries of Consents will not be deemed to have been made until any irregularities or defects therein have been cured or waived. The interpretation of the terms and conditions of the Consent Solicitations by us shall be conclusive and binding.

Beneficial Owners. If you are a beneficial owner of TMX Notes held of record by DTC, Euroclear or Clearstream you must contact your broker, dealer, commercial bank, custodian or DTC, Euroclear or Clearstream Participant and inform such financial institution you wish to instruct them to execute and deliver a Consent on your behalf. Please give ample time to allow your financial institution to process your instructions and meet the Expiration Time for delivery of the Consent Letter. To ensure timely receipt of your instructions, please check with your broker, dealer, commercial bank, custodian or DTC Participant Euroclear or Clearstream for clarification as to the processing time required and deliver the appropriate materials well before that time. If your financial institution does not have adequate time to process your instruction, your Consent will not be given effect.

Euroclear and Clearstream Participants. If you are a Euroclear or Clearstream Participant holding a position in the TMX Notes, you must submit an electronic instruction to Euroclear or Clearstream. To ensure timely receipt of your instructions please check with Euroclear or Clearstream for clarification as to the processing time and deliver your instructions well prior to the Expiration Time.

DTC Participants. If you are a DTC Participant holding a position in the TMX Notes, a Consent Letter that is properly completed, duly executed and dated in accordance with the instructions set forth in this prospectus/consent solicitation statement must be delivered by facsimile or electronic transmission (with an original delivered subsequently), registered mail, hand delivery or overnight courier, with any other required documents, to the Information and Tabulation Agent at the address set forth on the back cover of this prospectus/consent solicitation statement prior to the Expiration Time.

Revocation of Consents

Any Holder who has delivered a Consent may revoke such Consent on or prior to the applicable Consent Date by delivering to the Information and Tabulation Agent a written notice of revocation in accordance with the following procedures on or prior to the applicable Consent Date. In order to be effective, a notice of revocation of Consent must (i) contain the name of the person who delivered the Consent Letter and the TMX Notes to which it relates and the aggregate principal amount of the TMX Notes represented by such revocation, (ii) state that the Holder revokes Consent with respect to such TMX Notes, (iii) be signed by the Holder in the same manner as the original signature on the Consent Letter (and include a signature guarantee if such guarantee would be required to deliver Consent) and (iv) be received on or prior to the applicable Consent Date by the Information and Tabulation Agent at its address set forth on the back cover page hereof and on the Consent Letter. A purported notice of revocation that lacks any of the required information, that is dispatched to an improper address, or that is delivered after the applicable Consent Date, will not be effective to revoke a Consent previously given. A revocation of a Consent can only be accomplished in accordance with the foregoing procedures. NO HOLDER MAY REVOKE A CONSENT AFTER THE APPLICABLE CONSENT DATE.

Notwithstanding the foregoing, if the Consent Solicitation with respect to any series of TMX Notes is amended prior to the Expiration Time in a manner determined by us to be materially adverse to the Holders, we promptly will disclose such amendment as previously discussed and, to the extent we deem appropriate in our sole discretion, extend the Expiration Time and/or the Consent Date and permit revocations of Consents in respect of the TMX Notes of the relevant series for a period deemed by us to be adequate to permit Holders to consider the changes and determine whether to deliver or revoke their Consents.

All questions as to the form and validity (including time of receipt) of any delivery or revocation of a Consent will be determined by us, in our sole discretion, which determination shall be final and binding. None of us, Telmex, the Solicitation Agent, the Trustee, the Information and Tabulation Agent or any other person will be under any duty to give notification of any defects or irregularities in any delivery or revocation of a Consent or incur any liability for failure to identify any such defect or irregularity or to give any such notification.

Solicitation Agent and Information and Tabulation Agent

We have retained Morgan Stanley & Co. LLC, to act as Solicitation Agent in connection with the Consent Solicitations. The Solicitation Agent may contact you regarding the Consent Solicitations and may request brokers, dealers and other nominees to forward this prospectus/consent solicitation statement and related materials to the beneficial owners of an interest in the TMX Notes. We have agreed to pay the Solicitation Agent reasonable and customary fees for its services and to reimburse the Solicitation Agent for certain of its reasonable out-of-pocket expenses in connection therewith. We also have agreed to indemnify the Solicitation Agent and its affiliates against certain liabilities in connection with its services. At any given time, the Solicitation Agent and its affiliates may trade and/or make markets in the TMX Notes or our other securities or those of Telmex for their own accounts or for the accounts of their customers and, accordingly, may hold a long or short position in the TMX Notes or our other securities or those of Telmex. The Solicitation Agent in the future may provide various investment banking and other services to us, for which it would receive customary compensation from us.

We have retained Global Bondholder Services Corporation as Information Agent and as Tabulation Agent in connection with the Consent Solicitations. As Information Agent, Global Bondholder Services Corporation

will distribute this prospectus/consent solicitation statement and the Consent Letter and assist with the delivery of Consents. As Tabulation Agent, Global Bondholder Services Corporation will be responsible for collecting Consents. The Information and Tabulation Agent will receive customary fees for such services and reimbursement of certain of their reasonable out-of-pocket expenses.

Any questions or requests for assistance concerning the Consent Solicitations may be directed to the Solicitation Agent or the Information and Tabulation Agent at the respective addresses and telephone numbers set forth on the back cover of this prospectus/consent solicitation statement. Requests for additional copies of this prospectus/consent solicitation statement and the Consent Letter or any other related documents may be directed to the Information and Tabulation Agent at the address and telephone numbers set forth on the back cover of this prospectus/consent solicitation statement.

Fees and Expenses

We will bear the costs of the Consent Solicitations. We will reimburse the Trustee for expenses that the Trustee incurs in connection with the Consent Solicitations. We will also reimburse banks, trust companies, securities dealers, nominees, custodians and fiduciaries for their reasonable expenses in forwarding this prospectus/consent solicitation statement, the Consent Letter and other materials to beneficial owners of the TMX Notes.

TAXATION

Mexican Tax Considerations

The following is a general summary of the principal consequences under the Mexican Ley del Impuesto sobre la Renta (the Mexican Income Tax Law) and rules and regulations thereunder, as currently in effect, of the Consent Solicitations and Offers to Guarantee for the holders of TMX Notes who are not residents of Mexico and who do not hold TMX Notes, or a beneficial interest therein, in connection with the conduct of a trade or business through a permanent establishment in Mexico (a “foreign holder”).

For purposes of Mexican taxation, tax residency is a highly technical definition that involves the application of a number of factors. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is considered a resident if it has established in Mexico its principal place of business management or its effective seat of business management. However, any determination of residence should take into account the particular situation of each person or legal entity.

Capital Gains

We expect that the adoption of the Proposed Amendments and the issuance of the AMX Guarantees will have no tax consequences in Mexico to foreign holders.

Tax Treaties

Mexico has entered into and is negotiating several tax treaties that may reduce the amount of Mexican withholding tax to which payments of interest on the TMX Notes may be subject. Holders of TMX Notes considering delivering a Consent should consult their own tax advisors as to the tax consequences, if any, of these treaties.

Payment of the Consent Fee

Payment of the Consent Fee will be deemed a payment of “interest” under the applicable Mexican Tax Law. Accordingly, when paid to a foreign holder, the Consent Fee will generally be subject to Mexican withholding tax a rate of 4.9% or, in certain circumstances, 10%, as described below. Subject to the exceptions described under “The Consent Solicitations—Payment of Additional Amounts,” we will pay additional amounts to the Holders of TMX Notes that receive the applicable Consent Fee, so that the net amount of such Consent Fee equals the amount that would have been received absent such withholding.

Payments of Principal and Premium, if any, and Interest in Respect of the TMX Notes

Under the Mexican Income Tax Law, payments of interest in respect of the TMX Notes to a foreign holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% if (1) the TMX Notes were placed through banks or brokerage houses (casas de bolsa) in a country with which Mexico has entered into a tax treaty for the avoidance of double taxation, which is in effect, (2) the CNBV was duly notified of the original issuance and public offer of the TMX Notes pursuant to Article 7 of the Mexican Securities Law (Ley del Mercado de Valores) and related regulations, and (3) the information requirements specified by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) (the “SHCP”) under its general rules are satisfied. In case such requirements are not met, the applicable withholding tax rate will be 10%.

A higher income tax withholding rate will be applicable when the effective beneficiaries of payments treated or deemed as interest paid on the TMX Notes, whether directly or indirectly, individually or collectively with related persons, who receive more than 5% of the aggregate amount of such payments on the TMX Notes, are (1) our shareholders who own, directly or indirectly, individually or collectively with related persons, more than 10% of our voting stock, or (2) legal entities more than 20% of whose stock is owned by us, directly or indirectly, individually or collectively with related persons, as set forth in the Mexican Income Tax Law.

Under the Mexican Income Tax Law, payments deemed or treated as interest with respect to the TMX Notes, to a non-Mexican pension or retirement fund generally will be exempt from Mexican withholding taxes, provided that (1) the fund is the effective beneficiary of such interest income, (2) the fund is duly established pursuant to the laws of its country of origin, (3) the relevant interest income is exempt from taxation in such country, and (4) the fund is duly registered with the SHCP’s Registry of Banks, Finance Entities, Pension Funds and Foreign Investment Funds.

Under the AMX Guarantees, we will irrevocably and unconditionally guarantee the full and punctual payment of principal, premium, if any, interest, additional amounts and any other amounts that may become due and payable by Telmex in respect of the TMX Notes.

Holders or beneficial owners of TMX Notes may be requested to provide certain information or documentation necessary to enable us to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, our obligations to pay additional amounts may be limited as set forth under the Existing Indentures.

Under the Mexican Income Tax Law, payments of principal to a foreign holder of the TMX Notes will not be subject to any Mexican withholding or similar taxes.

Other Mexican Taxes

A foreign holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings of TMX Notes. There are no Mexican stamp, issue registration or similar taxes payable by a foreign holder with respect to TMX Notes.

U.S. Federal Income Tax Considerations

All discussions of U.S. federal tax considerations in this document have been written to support the marketing of the Consent Solicitations. Such discussions were not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding U.S. federal tax penalties. Investors should consult their own tax advisers in determining the tax consequences to them of holding the TMX Notes, including the application to their particular situation of the U.S. federal tax considerations discussed below, as well as the application of state, local, foreign, or other tax laws.

The following is a summary of certain U.S. federal income tax consequences of the Consent Solicitations that may be relevant to a beneficial owner of TMX Notes that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of the TMX Notes (a “U.S. Holder”). The summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. The discussion does not deal with special classes of Holders, such as dealers in securities or currencies, traders in securities that mark their securities to market, banks, financial institutions, insurance companies, tax-exempt organizations, partnerships and the partners therein, persons holding TMX Notes as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, persons subject to the alternative minimum tax, or persons that have a functional currency other than the U.S. dollar. This discussion assumes that the TMX Notes are held as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the discussion does not describe any tax consequences arising out of the laws of any state or local or foreign jurisdiction. Accordingly, each holder should consult its own tax advisor with regard to the Consent Solicitations and the application of U.S. federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to its particular situation.

Effect of the Proposed Amendments, AMX Guarantees and Consent Fee

The tax treatment of a U.S. Holder following the Proposed Amendments, AMX Guarantees and receipt of the Consent Fee, if any, will depend upon whether the modification of the TMX Notes results in a “deemed” exchange for U.S. federal income tax purposes. Under general principles of federal income tax law, the modification of a debt instrument creates a deemed exchange upon which gain or loss is realized (a “Deemed Exchange”) if the modified debt instrument differs materially either in kind or in extent from the original debt instrument (a “significant modification”). A modification of a debt instrument that is not a significant modification does not create a Deemed Exchange. Under applicable regulations (promulgated under Section 1001 of the Code), unless a specific rule otherwise applies, the modification of a debt instrument is a significant modification if, based on all the facts and circumstances and taking into account all modifications of the debt instrument collectively (other than modifications which are subject to special rules), the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.” The applicable regulations provide that a modification that adds, deletes or alters customary accounting or financial covenants is not a significant modification. A change in yield of a debt instrument is a significant modification under the applicable regulations if the yield of the modified instrument (determined taking into account any accrued interest and any payments made to the holder as consideration for the modification) varies from the yield on the unmodified instrument (determined as of the date of the modification) by more than the greater of 0.25% or 5% of the annual yield of the unmodified instrument. The yield of the modified instrument is calculated based on the adjusted issue price of the unmodified debt instrument on the date of the modification, and may differ from the yield at which the instrument is trading in the market. In addition, the regulations provide that the addition of a guarantee in respect of a recourse debt instrument is a significant modification if the guarantee results in a change in payment expectations. The regulations further provide that a change in payment expectations occurs if, as a result of a transaction, there is substantial enhancement of the obligor’s capacity to meet the payment obligations under a debt instrument and that capacity was primarily speculative prior to the modification and is adequate after the modification.

Although the issue is not free from doubt, we believe that the adoption of the Proposed Amendments, provision of the AMX Guarantees and payment of the Consent Fee, if any, should not cause a Deemed Exchange of the TMX Notes because the adoption of the Proposed Amendments, the provision of the AMX Guarantees and the payment of the Consent Fee should not constitute a significant modification to the terms of the TMX Notes for U.S. federal income tax purposes. Under this treatment, a U.S. Holder would not recognize any gain or loss for U.S. federal income tax purposes upon the adoption of the Proposed Amendments and the provision of the AMX Guarantees (other than with respect to the receipt of the Consent Fee, as described below) regardless of whether the U.S. Holder offers its Consent, and will have the same adjusted tax basis and holding period in the TMX Notes after the adoption of the Proposed Amendments and the provision of the AMX Guarantees that such U.S. Holder had in the TMX Notes immediately before such adoption and provision.

The U.S. federal income tax consequences of receipt of a Consent Fee are unclear. In the absence of a published administrative ruling or judicial decision to the contrary with respect to consent fees generally or with respect to the applicable Consent Fee, we intend to treat any Consent Fee paid to a U.S. Holder as a separate fee for consenting to the Proposed Amendments. If so treated, a U.S. Holder would be required to recognize the Consent Fee as ordinary income at the time the Consent Fee is received or accrued, in accordance with the U.S. Holder’s method of accounting for tax purposes. Other treatments of the Consent Fee are possible. For instance, based on a recent IRS private letter ruling on which we may not rely, it is possible the Consent Fee may be properly treated first as a payment of unpaid accrued interest (if any) on the TMX Notes, and second as payment of principal on the TMX Notes. Alternatively, if the adoption of the Proposed Amendments and the provision of the AMX Guarantees result in a Deemed Exchange (as discussed below), the Consent Fee may be taken into account in determining the gain or loss recognized in connection with that Deemed Exchange. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax treatment of the Consent Fee.

In addition to the amount of the Consent Fee, a U.S. Holder will also be required to include in income, to the extent described above, any Mexican tax withheld from such payment and any additional amounts paid to such holder in respect thereof. A U.S. Holder generally will be entitled to a foreign tax credit in respect of any such Mexican tax withheld from the payment of the Consent Fee. However, foreign taxes may be credited only against U.S. taxes on foreign source income. In this regard, the income tax treaty between the United States and Mexico would treat the Consent Fee as foreign source income for U.S. Holders entitled to the benefits of the treaty. In addition, the IRS private letter ruling mentioned also supports the view that the Consent Fee is foreign source income. If the Consent Fee is not treated as foreign source income to a U.S. Holder, however, then, subject to other restrictions and conditions, the U.S. Holder would be able to utilize any credits attributable to Mexican withholding taxes only if the U.S. Holder has a sufficient amount of foreign source income from other sources. The calculation of U.S. foreign tax credits involves the application of complex rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders should, therefore, consult their own tax advisors regarding the application of the U.S. foreign tax credit rules to the income represented by the Consent Fee.

If a U.S. holder is paid the Consent Fee in Mexican pesos, the amount of income such U.S. Holder will recognize will be determined by reference to the U.S. dollar value of such Mexican pesos, based on the exchange rate in effect on the date such U.S. Holder receives or accrues the Consent Fee, regardless of whether such U.S. Holder converts such Mexican pesos into U.S. dollars. U.S. Holders of the TMX 2016 Notes that receive a Consent Fee paid in U.S. dollars should consult their own tax advisors as to the potential application of special rules relating to certain foreign currency transactions.

If the adoption of the Proposed Amendments and the provision of the AMX Guarantees do result in a Deemed Exchange, such Deemed Exchange would qualify as a tax-free recapitalization for U.S. federal income tax purposes if both the unmodified (“old”) debt instrument and the modified (“new”) debt instrument are “securities” for U.S. federal income tax purposes. Whether an instrument constitutes a security is determined based on all the facts and circumstances, but most authorities have held that the length of the term of a debt instrument is an important factor in determining whether such instrument is a security for U.S. federal income tax purposes. To the extent that the new debt instruments are deemed to have a term to maturity of less than five years, they may not be treated as “securities” for U.S. federal income tax purposes. However, the IRS has taken the position, in certain circumstances, that debt instruments with a remaining term to maturity of less than five years qualified as securities. We intend to take the position that any Deemed Exchange should qualify as a recapitalization for U.S. federal income tax purposes. A Deemed Exchange qualifying as a recapitalization will not result in the recognition of gain or loss, except that gain may be recognized up to the amount of the Consent Fee if the Consent Fee is treated as received in connection with the Deemed Exchange. Any gain recognized by a U.S. Holder will be capital gain (except to the extent of accrued market discount, if any, which will be treated as ordinary income), and will be long-term capital gain if the old debt instrument was held for more than one year. A U.S. Holder’s tax basis in the new debt instrument will be the same as such Holder’s tax basis in the old debt instrument, decreased by the amount of the Consent Fee treated as received in connection with the Deemed Exchange and increased by the amount of gain recognized by the U.S. Holder in respect of the Deemed Exchange. A U.S. Holder’s holding period for the new debt instrument will include its holding period for the old debt instrument. In the case of a U.S. Holder that purchased a debt instrument with market discount and has not elected to include market discount in income on a current basis, the new debt instrument will include any accrued market discount on the debt instrument deemed surrendered in exchange therefor.

Information Reporting and Backup Withholding

To prevent backup federal income tax withholding, each U.S. Holder that is a United States person receiving a Consent Fee must provide such U.S. Holder’s correct taxpayer identification number and provide certain other information by properly completing an IRS Form W-9. Certain holders are not subject to these backup withholding and reporting requirements. In order for a U.S. Holder who is not a United States person to qualify as an exempt recipient, such holder generally must submit an IRS Form W-8BEN or other applicable IRS Form W-8, signed under penalties of perjury, attesting to that holder’s non-U.S. status. A Form W-9/W-8BEN and other applicable forms can be obtained from the Information and Tabulation Agent or from www.irs.gov. The amount of any backup withholding from a Consent Fee will be allowed as a credit against such U.S. Holder’s federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.

VALIDITY OF THE AMX GUARANTEES

The validity of the AMX Guarantees will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, our United States counsel, and for the Solicitation Agent by Simpson Thacher & Bartlett LLP, United States counsel to the Solicitation Agent. Certain matters of Mexican law relating to the AMX Guarantees will be passed upon for us by Bufete Robles Miaja, S.C., our Mexican counsel, and for the Solicitation Agent by Raz-Guzmán, S.C., Mexican counsel to the Solicitation Agent.

EXPERTS

The consolidated financial statements of América Móvil, S.A.B. de C.V. appearing in its annual report on Form 20-F for the year ended December 31, 2011, and the effectiveness of América Móvil, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2011, have been audited by Mancera, S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus/consent solicitation statement is part of a registration statement, including exhibits, that we have filed with the Securities and Exchange Commission, or the SEC, on Form F-3 under the U.S. Securities Act of 1933, as amended. This prospectus/consent solicitation statement does not contain all of the information set forth in the registration statement. Statements made in this prospectus/consent solicitation statement as to the contents of any contract, agreement or other document are not necessarily complete. We have filed certain of these documents as exhibits to our registration statement and we refer you to those documents. Each statement in this prospectus/consent solicitation statement relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at www.sec.gov.

ENFORCEABILITY OF CIVIL LIABILITIES

América Móvil is a corporation organized under the laws of Mexico, with our principal places of business (domicilio social) in Mexico City. In addition, most of our directors, officers and controlling persons, as well as certain experts named in this prospectus/consent solicitation statement, reside outside the United States, and all or a substantial portion of their assets and our assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon these persons or to enforce against them, either inside or outside the United States, judgments obtained against these persons in U.S. courts, or to enforce in U.S. courts judgments obtained against these persons in courts in jurisdictions outside the United States, in each case in any action predicated upon civil liabilities under the U.S. federal securities laws. Based on the opinion of Bufete Robles Miaja, S.C., our Mexican counsel, there is doubt as to the enforceability against these persons in Mexico, whether in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the U.S. federal securities laws.

ANNEX A

América Móvil, S.A.B. de C.V.

LETTER OF CONSENT

From Holders of the

5.50% Senior Notes due 2015 (CUSIP/ISIN: 879403AS2/US879403AS24)

8.75% Senior Notes due 2016 (ISIN/Common Code: XS0242651023/024265102)

and

5.500% Senior Notes due 2019 (CUSIP/ISIN: 879403AV5/US879403AV52)

of

Teléfonos de México, S.A.B. de C.V.

THE CONSENT SOLICITATION FOR EACH SERIES OF THE ABOVE-LISTED NOTES (THE “TMX NOTES”) WILL EXPIRE AT 5:00 P.M. (NEW YORK CITY TIME) ON JULY 12, 2012, UNLESS EXTENDED OR EARLIER TERMINATED BY US IN OUR SOLE DISCRETION (FOR EACH SERIES OF TMX NOTES, SUCH TIME AND DATE, THE “EXPIRATION TIME”). HOLDERS WHO DESIRE TO BE ELIGIBLE TO RECEIVE THE APPLICABLE CONSENT FEE MUST VALIDLY CONSENT TO THE PROPOSED AMENDMENTS (AS DEFINED BELOW). CONSENTS FOR A SERIES OF TMX NOTES MAY BE REVOKED AT ANY TIME ON OR PRIOR TO THE EARLIER OF THE EXPIRATION TIME FOR THAT SERIES OF TMX NOTES AND THE DATE THAT REQUIRED CONSENTS (AS DEFINED BELOW) FOR SUCH SERIES OF TMX NOTES HAVE BEEN OBTAINED (FOR EACH SERIES OF TMX NOTES, THE “CONSENT DATE”).

We are soliciting the Holders (as defined below) of the TMX Notes as of 5:00 p.m. (New York City time) on June 27, 2012 (the “Record Date”) to consent to amend the reporting covenant and other provisions (the “Proposed Amendments”) in the indentures governing the TMX Notes (the “Existing Indentures”). The solicitation of consents (“Consents”) to the Proposed Amendments with respect to each series of TMX Notes (each, a “Consent Solicitation” and, together, the “Consent Solicitations”) is being made upon the terms and subject to the conditions set forth in the Prospectus/Consent Solicitation Statement dated June 28, 2012 (the “Prospectus/Consent Solicitation Statement”) and this Letter of Consent (this “Consent Letter”). For more information regarding the Proposed Amendments, see “The Proposed Amendments” in the Prospectus/Consent Solicitation Statement.

Subject to the conditions described in the Prospectus/Consent Solicitation Statement, we intend to provide full and unconditional guarantees (the “AMX Guarantees”) of the TMX Notes and pay the applicable Consent Fee described in the table below to Holders who have validly delivered and not revoked Consents.

Series of TMX Notes	Aggregate Principal Amount Outstanding	Consent Fee (as an amount)	Consent Fee (as a percentage)
5.50% Senior Notes due 2015 (CUSIP/ISIN: 879403AS2/US879403AS24)	U.S.$554,823,000	U.S.$1.00 per U.S.$1,000 Principal Amount of TMX Notes	0.10%
8.75% Senior Notes due 2016 (ISIN/Common Code: XS0242651023/024265102)	Ps.4,500,000,000	Ps.100.00 per Ps.100,000 Principal Amount of TMX Notes[1]	0.10%
5.500% Senior Notes due 2019 (CUSIP/ISIN: 879403AV5/US879403AV52)	U.S.$377,382,000	U.S.$1.00 per U.S.$1,000 Principal Amount of TMX Notes	0.10%

[1]

Any Consent Fee payable by us with respect to any TMX 2016 Notes will be paid in U.S. dollars, unless the Holder of those TMX 2016 Notes elects to have the payment made in Mexican pesos according to the instructions on page 4 of this Consent Letter. The U.S. dollar amount of the Consent Fee per Ps.100,000 aggregate principal amount of the TMX 2016 Notes will be determined as described under “The Consent Solicitations—Consent Fee—Calculation of U.S. Dollar Amount of Consent Fee for TMX 2016 Notes” in the Prospectus/Consent Solicitation Statement.

The Proposed Amendments and the AMX Guarantees will become effective as to a series of TMX Notes, and the applicable Consent Fee will be paid to any Holder of TMX Notes of a series who has validly delivered a Consent, only if Consents of the Holders of the majority in aggregate principal amount of the outstanding TMX

Notes of that series (the “Required Consents”) have been validly delivered and the other conditions described in the Prospectus/Consent Solicitation Statement, including the Cross-Consent Condition, have been either satisfied or waived by us.

We are soliciting Consents from each person in the name of which the TMX Notes are registered as of the Record Date, or their duly designated proxies, including persons that hold TMX Notes through The Depository Trust Company (“DTC”), Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”) as of the Record Date (collectively, “Participants” and, together with registered holders as of the Record Date, the “Holders”).

The instructions contained herein should be read carefully before this Consent Letter is completed.

HOLDERS OF TMX NOTES THAT WISH TO CONSENT TO THE PROPOSED AMENDMENTS MUST VALIDLY DELIVER CONSENTS TO GLOBAL BONDHOLDER SERVICES CORPORATION (THE “INFORMATION AND TABULATION AGENT”) PRIOR TO THE EXPIRATION TIME.

All capitalized terms used herein and not defined herein shall have the meaning given to them in the Prospectus/Consent Solicitation Statement. In this Consent Letter, we have used the convention of referring to all Consents that have been validly delivered prior to the Expiration Time and have not been validly revoked as having been “validly delivered.”

Promptly after the Expiration Time, if the Required Consents have been received as to a series of TMX Notes and the other conditions to the Consent Solicitation are either satisfied or waived, we intend to execute the New TMX Supplements, issue the AMX Guarantees and pay the applicable Consent Fee to Holders of TMX Notes of that series who have validly delivered a Consent.

Whether or not the Required Consents are received with respect to a series of TMX Notes, if the Consent Solicitation is terminated for any reason before the Expiration Time, or the conditions to the Consent Solicitation are not satisfied or waived, then the Consents relating to the Proposed Amendments will become void, the AMX Guarantees will not be issued and the Consent Fee will not be paid to any Holder.

Only Holders and their duly designated proxies may deliver Consents, and, unless revoked by the Holder in the manner described in the Prospectus/Consent Solicitation Statement, such Consents will be binding on all subsequent transferees of the TMX Notes with respect to which Consents were delivered. Any beneficial owner of TMX Notes that is not a Holder of record of such TMX Notes must arrange for the person that is the Holder of record to execute and validly deliver a Consent on behalf of such beneficial owner. As of the date hereof, none of the TMX Notes are held in certificated form.

By execution hereof, the undersigned acknowledges receipt of the Prospectus/Consent Solicitation Statement. The undersigned hereby represents and warrants that the undersigned has full power and authority to execute and deliver the Consent contained herein. The undersigned hereby instructs the Trustee to take all necessary actions to make the Proposed Amendments effective in exchange for the AMX Guarantees and the applicable Consent Fee and, upon request, the undersigned will execute and deliver any additional documents deemed by us to be necessary or desirable to perfect the undersigned’s Consent.

The undersigned hereby agrees that it will not revoke any Consent it delivers hereby except in accordance with the procedures set forth in the Prospectus/Consent Solicitation Statement under “The Consent Solicitations—Revocation of Consents” and that any attempt to revoke a Consent by any other method will not constitute a valid revocation of a previously delivered Consent.

The undersigned understands that Consents delivered pursuant to any of the procedures described under “The Consent Solicitation—Consent Procedures” in the Prospectus/Consent Solicitation Statement and in the instructions hereto will constitute a binding agreement between the undersigned and us upon the terms and subject to the conditions of the Prospectus/Consent Solicitation Statement and this Consent Letter. All authority conferred or agreed to be conferred by this Consent Letter shall survive the death, incapacity, dissolution or liquidation of the undersigned and every obligation of the undersigned under this Consent Letter shall be binding on the undersigned’s heirs, legal representatives, successors and assigns.

The undersigned hereby irrevocably constitutes and appoints the Information and Tabulation Agent as its agent and attorney-in-fact (with full knowledge that the Information and Tabulation Agent also acts as our agent), with respect to the Consent delivered hereby, with full power of substitution to deliver the Consent set forth in this Consent Letter pursuant to the Consent Solicitations. The power of attorney granted in this paragraph shall be deemed irrevocable from and after the Expiration Time and, when coupled with an interest, shall be irrevocable from and after the Consent Date in accordance with the terms and conditions set forth herein and in the Prospectus/Consent Solicitation Statement.

Unless otherwise specified in the table below, this Consent Letter relates to the entire principal amount of TMX Notes of any series held by the undersigned. If this Consent Letter relates to less than the entire principal amount of TMX Notes of any series held in the name of the undersigned (either as registered or on the records of DTC, Euroclear or Clearstream, as applicable), list on the table below the principal amount of TMX Notes for which this Consent Letter is delivered. If the space provided below is inadequate, list the numbers on a separate signed schedule and affix the list to this Consent Letter.

If no aggregate principal amount of the TMX Notes as to which a Consent is delivered is specified below, but this Consent Letter is otherwise properly completed and signed, the Holder will be deemed to have delivered Consent with respect to the entire aggregate principal amount of the TMX Notes that such Holder holds, either as registered or on the position listing of DTC, Euroclear or Clearstream, as applicable.

PLEASE COMPLETE THIS TABLE

DESCRIPTION OF PRINCIPAL AMOUNT OF TMX NOTES AS TO WHICH CONSENT IS DELIVERED
(a)	(b)	(c)	(d)	(e)
Name(s) and Address(es) of Holder(s) (Please fill in exactly as such name appears on the DTC, Euroclear or Clearstream position listing for the TMX Notes with respect to which Consent is delivered)	Title and CUSIP/ISIN/Common Code of Issue	Principal Amount of TMX Notes Held*	Complete only if Consent relates to less than the aggregate principal amount of TMX Notes held by the Holder: Principal Amount of TMX Notes as to which Consent is Delivered*

Complete only if
Consent related to the
8.75% Senior Notes
due 2016: Indicate the
election to receive
the applicable
Consent Fee in
Mexican Pesos. Unless
such election is made,
the Holder will receive
the applicable
Consent Fee in U.S.
Dollars

	5.50% Senior Notes due 2015 (CUSIP/ISIN: 879403AS2/US879403AS24)			N/A

8.75% Senior Notes due 2016 (ISIN/Common Code: XS0242651023/024265102)

	5.500% Senior Notes due 2019 (CUSIP/ISIN: 879403AV5/US879403AV52)			N/A

*	Unless otherwise indicated in column (d), labeled “Principal Amount of TMX Notes as to which Consent is Delivered,” the Holder will be deemed to have delivered its Consent with respect to the entire principal amount of TMX Notes indicated in column (c), labeled “Principal Amount of TMX Notes Held.”

IMPORTANT—READ CAREFULLY

This Consent Letter must be executed in exactly the same manner as the Holder’s name appears on the position listing of DTC, Euroclear or Clearstream, as applicable, in the case of a Holder who is a DTC, Euroclear or Clearstream Participant, as applicable. If the TMX Notes are held by two or more Holders, all such Holders must sign this Consent Letter. If this Consent Letter is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with this Consent Letter evidence satisfactory to us of authority to execute this Consent Letter.

SIGN HERE

Signature(s) of Holder(s) or Authorized Signatory

Dated: , 2012

Name(s)

(Please Print)

Capacity:

Address:
(Including Zip Code)

Area Code and Telephone No.: ( )

Social Security or Tax Identification No.:

PLEASE COMPLETE IRS FORM W-9 OR APPLICABLE IRS FORM W-8, AS APPROPRIATE

SIGNATURE GUARANTEE (See Instruction 4 below)

If Required, Certain Signatures Must be Guaranteed.

(Name of Institution Guaranteeing Signatures)

(Address, including Zip Code, and Telephone Number, including Area Code, of Institution)

(Authorized Signature)

(Printed Name)

(Title)

CONSENT FEE INSTRUCTIONS

Subject to the terms set forth in the Prospectus/Consent Solicitation Statement, promptly after the Expiration Time, we intend to pay the applicable Consent Fee to each Holder that has validly delivered to the Information and Tabulation Agent a Consent with respect to the Proposed Amendments. Only a Holder who has validly delivered a Consent prior to the Expiration Time will be eligible to receive a Consent Fee. A HOLDER WHO DOES NOT SUBMIT A CONSENT IN RESPECT OF THE PROPOSED TERMINATION, OR WHO VALIDLY REVOKES A CONSENT PREVIOUSLY DELIVERED, WILL NOT BE ELIGIBLE TO RECEIVE A CONSENT FEE, EVEN IF THE PROPOSED AMENDMENTS BECOME EFFECTIVE.

The applicable Consent Fee will be paid by check. Unless otherwise indicated below, the check will be issued in the name of, and sent to, the Holder.

SPECIAL PAYMENT INSTRUCTIONS

To be completed ONLY if the check for the Consent Fee is to be issued in the name of someone OTHER than the Holder specified above.

Issue Check in the Name of:

Name:

(Please Print)

Address:

(Including Zip Code)

(Taxpayer Identification or Social Security Number)

(Complete IRS Form W-9 or

the applicable IRS Form W-8)

SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if the check for the Consent Fee is to be sent to an address OTHER than the address of the Holder specified above.

Deliver Check to:

Name:

(Please Print)

Address:

(Include Zip Code)

THESE INSTRUCTIONS DO NOT NEED TO BE COMPLETED IF PAYMENT IS TO BE MADE TO THE REGISTERED HOLDER AT ITS ADDRESS OF RECORD

INSTRUCTIONS

Forming Part of the Terms and Conditions of the Consent

1. Delivery of this Consent Letter; Holders Entitled to Consent. Subject to the terms and conditions of the Consent Solicitation, a properly completed and duly executed copy of this Consent Letter and any other documents required by this Consent Letter must be received by the Information and Tabulation Agent at its address or facsimile number set forth on the back page hereof, prior to the Expiration Time, in order for a Holder to validly deliver Consent and be eligible to receive the applicable Consent Fee. This Consent Letter may only be executed by registered holders of the TMX Notes and DTC, Euroclear or Clearstream Participants. Any beneficial owner of TMX Notes that holds its TMX Notes through a DTC, Euroclear or Clearstream Participant must arrange for such DTC, Euroclear or Clearstrem Participant to execute and timely deliver the Consent on behalf of such beneficial owner. A Consent by a Holder is a continuing Consent, notwithstanding that the registered ownership of the TMX Notes has been transferred, unless the Holder of the TMX Notes that gave the Consent timely revokes the prior Consent in accordance with the procedures set forth herein and in the Prospectus/Consent Solicitation Statement. The method of delivery of Consents and all other documents to the Information and Tabulation Agent is at the election of the Holder, and the delivery will be deemed made only when actually received by the Information and Tabulation Agent. In all cases, sufficient time should be allowed to assure timely delivery. NO CONSENT SHOULD BE SENT TO ANY PERSON OTHER THAN THE INFORMATION AND TABULATION AGENT.

2. Solicitation Period. The Consent Solicitation will expire at 5:00 p.m. (New York City time) on July 12, 2012, unless extended or earlier terminated by us in our sole discretion. We expressly reserve the right for any reason, in our sole discretion, to terminate or amend the Consent Solicitation with respect to any series of TMX Notes at any time prior to the Expiration Time. Any such termination or amendment of the Consent Solicitation will be followed by public notice thereof in accordance with the requirements of the Prospectus/Consent Solicitation Statement. Failure of any Holder or beneficial owner of TMX Notes to be so notified will not affect the termination or amendment of the Consent Solicitation. For each series of TMX Notes, if the Consent Solicitation is terminated for any reason before the Expiration Time, or the conditions to the Consent Solicitation are not satisfied or waived, then the Consents relating to the Proposed Amendments will be voided, and neither the Consent Fee will be paid nor the AMX Guarantees will take effect. We reserve the right to extend the Consent Solicitation at any time and from time to time, whether or not the Required Consents have been received with respect thereto, by giving oral or written notice to the Information and Tabulation Agent. Any such extension will be followed by public notice thereof in accordance with the requirements of the Prospectus/Consent Solicitation Statement. Failure of any Holder or beneficial owner of any TMX Notes to be so notified will not affect the extension of the Consent Solicitation.

3. Questions Regarding Validity, Form, Legality, etc. All questions as to the validity, form and eligibility (including time of receipt) regarding the Consent Solicitation procedures will be determined by us in our sole discretion, and such determination will be conclusive and binding. We reserve the right to reject any or all Consents that are not in proper form or the acceptance of which, in our opinion or in the opinion of our counsel, could be unlawful. We also reserve the right to waive any defects or irregularities in connection with deliveries of particular Consents. Unless waived, any defects or irregularities in connection with deliveries of Consents must be cured within such time as we determine. None of us, Telmex, the Solicitation Agent, the Trustee, the Information and Tabulation Agent or any of their respective affiliates shall be under any duty to give any notification of any such defects or irregularities or waiver, nor shall any of them incur any liability for failure to identify any such defect or irregularity or to give such notification. Deliveries of Consents will not be deemed to have been made until any irregularities or defects therein have been cured or waived. Our interpretations of the terms and conditions of the Consent Solicitation shall be conclusive and binding.

4. Signatures on this Consent Letter. This Consent Letter must be executed in exactly the same manner as the Holder’s name appears on the position listing of DTC, Euroclear or Clearstream, as applicable, in the case of a Holder who is a DTC, Euroclear or Clearstream Participant, as applicable. If the TMX Notes are held by two or more Holders, all such Holders must sign this Consent Letter. If this Consent Letter is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with this Consent Letter evidence satisfactory to us of authority to execute this Consent Letter. If any TMX Notes with respect to which this Consent Letter is delivered have more than one Holder, it will be necessary to complete, sign and submit as many separate copies of this Consent Letter and any necessary accompanying documents as there are Holders.

Signatures on the Consent Letter must be guaranteed by a recognized participant in good standing in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (each a “Medallion Signature Guarantor”), unless the Consent Letter is signed:

•	by the Holder of those TMX Notes (or by a DTC, Euroclear or Clearstream Participant whose name appears on a security position listing as the owner of those TMX Notes); or

•

for the account of a member firm of a registered national securities exchange, a member of the Financial Industry Regulatory Authority Inc., or a commercial bank or trust company having an office or correspondent in the United States.

5. Revocation of Consents. Any Holder that has delivered a Consent with respect to the TMX Notes of a series may revoke such Consent as to such TMX Notes or any portion of such TMX Notes by filing a written notice of revocation with the Information and Tabulation Agent on or prior to the Consent Date applicable to that series of TMX Notes, but not thereafter. The transfer of TMX Notes will not have the effect of revoking any Consent theretofore validly delivered by a Holder of such TMX Notes, and each properly completed and executed Consent will be counted, notwithstanding a subsequent transfer of the TMX Notes to which such Consent relates, unless the procedure for revoking Consents described in the Prospectus/Consent Solicitation Statement and below has been complied with.

In order for a Holder of the TMX Notes of a series to revoke a previously delivered Consent, such Holder, on or prior to the Consent Date applicable to that series of TMX Notes, must deliver to the Information and Tabulation Agent a written notice of revocation in accordance with the following procedures. In order to be effective, a notice of revocation of Consent with respect to a series of TMX Notes must (i) contain the name of the person who delivered the Consent Letter and the TMX Notes to which it relates, and the aggregate principal amount of the TMX Notes represented by such revocation, (ii) state that the Holder revokes Consent with respect to such TMX Notes, (iii) be signed by the Holder thereof in the same manner as the original signature on the Consent Letter (and include a signature guarantee if such guarantee would be required to provide Consent) and (iv) be received on or prior to the Consent Date applicable to that series of TMX Notes by the Information and Tabulation Agent at its address set forth on the back cover page of the Prospectus/Consent Solicitation Statement and this Consent Letter.

If a revocation is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with the revocation appropriate evidence of authority to execute the revocation. In order to revoke a Consent, a beneficial owner of TMX Notes of a series that is not the Holder as of the Record Date of such TMX Notes must timely instruct the Holder of such TMX Notes to revoke any Consent already delivered with respect to such TMX Notes, and such Holder must then revoke such Consent on or prior to the Consent Date applicable to that series of TMX Notes in accordance with the procedures set forth in the Prospectus/Consent Solicitation Statement.

A revocation of a Consent may not be rescinded; however, a Holder may deliver a new Consent in accordance with the procedures set forth in the Prospectus/Consent Solicitation Statement.

6. Backup Withholding. To prevent backup federal income tax withholding, each Holder that is a United States person receiving a Consent Fee must provide such Holder’s correct taxpayer identification number and provide certain other information by properly completing an IRS Form W-9. Certain Holders are not subject to these backup withholding and reporting requirements. In order for a Holder who is not a United States person to qualify as an exempt recipient, such Holder generally must submit an IRS Form W-8BEN or other applicable IRS Form W-8, signed under penalties of perjury, attesting to that Holder’s non-U.S. status. A Form W-9/W-8BEN and other applicable forms can be obtained from the Information and Tabulation Agent or from www.irs.gov. The amount of any backup withholding from a Consent Fee will be allowed as a credit against such Holder’s federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the IRS.

7. Amendments of Terms. We reserve the absolute right, subject to applicable law, to amend, waive or modify the terms of the Consent Solicitation with respect to any series of TMX Notes, as more fully described in the Prospectus/Consent Solicitation Statement.

8. Requests for Assistance and Additional Copies. Questions regarding the Consent Solicitation and the terms and conditions thereof should be directed to the Information and Tabulation Agent or the Solicitation Agent, whose addresses and telephone numbers are set forth on the back cover page of the Prospectus/Consent Solicitation Statement and this Consent Letter; or to your broker, dealer, commercial bank, trust company or other nominee institution. Requests for assistance in filling out and delivering Consents or for additional copies of the Prospectus/Consent Solicitation Statement and this Consent Letter should be directed to the Information and Tabulation Agent, the address and telephone numbers of which are set forth on the back cover page of this Consent Letter.

All discussions of U.S. federal tax considerations in this Consent Letter have been written to support the marketing of the Consent Solicitations. Such discussions were not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding U.S. federal tax penalties. Each Holder should seek advice based on its particular circumstances from an independent tax advisor.

The Information Agent for the Consent Solicitations is:

Global Bondholder Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Attention: Corporate Actions

Banks and Brokers call: (212) 430-3774

Toll free (866)-873-5600

The Tabulation Agent for the Consent Solicitations is:

Global Bondholder Services Corporation

By facsimile:

(For Eligible Institutions only):

(212) 430-3775/3779

Confirmation:

(212) 430-3774

By Mail:	By Overnight Courier:	By Hand:
65 Broadway – Suite 404	65 Broadway – Suite 404	65 Broadway – Suite 404
New York, New York 10006	New York, New York 10006	New York, New York 10006

The Solicitation Agent for the Consent Solicitations is:

Morgan Stanley & Co. LLC

1585 Broadway, Floor 04

New York, New York 10036

U.S. Toll Free: +1 (800) 624-1808

Collect: +1 (212) 761-1057

Attention: Liability Management Group

ANNEX B

Teléfonos de México, S.A.B. de C.V.,

as Issuer

and

América Móvil, S.A.B. de C.V.,

as Guarantor

and

The Bank of New York Mellon,

as Trustee

SUPPLEMENT

To the Indenture dated as of [                    ]

and the [                    ] Supplemental Indenture dated as of [                    ]

between the Issuer and the Trustee

providing for the issuance of [    ]% Senior Notes due 20[    ]

Dated as of [    ], 2012

SUPPLEMENT (this “Supplement”), dated as of [             ], 2012, among Teléfonos de México, S.A.B. de C.V. (the “Company”), a sociedad anónima de capital variable organized and existing under the laws of the United Mexican States (“Mexico”), having its principal office at Parque Vía 190 Colonia Cuauhtémoc, 06599, Mexico, D.F., Mexico, América Móvil, S.A.B. de C.V. a sociedad anónima de capital variable organized and existing under the laws of Mexico (the “Guarantor”), having its principal office at Lago Zurich 245, Edificio Telcel, Colonia Granada Ampliación, Delegación Miguel Hidalgo, 11529, México D.F., México, and The Bank of New York Mellon, a banking corporation duly organized and existing under the laws of the State of New York, as Trustee (the “Trustee”) to the Indenture, dated as of [            ], between the Company and the Trustee (the “Base Indenture”), as amended and supplemented by the [            ] Supplemental Indenture dated [            ] (as so amended and supplemented, the “Original Indenture”). The Original Indenture, together with this Supplement, is herein referred to as the “Indenture.”

WITNESSETH:

WHEREAS, the Company issued the [    ]% Senior Notes due 20[    ] (the “Notes”) under the Original Indenture;

WHEREAS, pursuant to Section 901(2) of the Base Indenture, the Company and the Trustee may add to the covenants of the Company for the benefit of the Holders of the Notes without the consent of the Holders of the Notes;

WHEREAS, pursuant to Section 902 of the Base Indenture, the Company and the Trustee may amend or supplement the Original Indenture and the Notes with the consent of the Holders of not less than a majority in aggregate principal amount of the then outstanding Notes;

WHEREAS, the Company desires to amend certain provisions of the Original Indenture;

WHEREAS, the Company and the Guarantor have solicited the consents (the “Consent Solicitation”) of the holders of the Notes to certain amendments to the Original Indenture (the “Amendments”) in exchange for the full and unconditional guarantee of the Notes by the Guarantor (the “Guarantee”), as described in a prospectus/consent solicitation statement dated June 28, 2012;

WHEREAS, the holders of at least a majority in aggregate principal amount of the outstanding Notes have duly consented to the Amendments pursuant to Section 902 of the Base Indenture;

WHEREAS, the Guarantor has agreed to fully and unconditionally guarantee the Company’s obligations under the Indenture and the Notes;

WHEREAS, the Company has heretofore delivered, or is delivering contemporaneously herewith, to the Trustee (i) a Board Resolution authorizing the execution of this Supplement, (ii) evidence of the written consent of not less than a majority of the Holders and (iii) the Opinion of Counsel described in Section 903 of the Base Indenture;

WHEREAS, the Company and the Guarantor have duly authorized the execution and delivery of this Supplement for the foregoing purposes;

WHEREAS, all conditions necessary to authorize the execution and delivery of this Supplement and to make this Supplement valid and binding have been complied with or have been done or performed; and

WHEREAS, the Company desires and has requested the Trustee to join in the execution and delivery of this Supplement for the purpose of amending the Original Indenture with respect to the Notes.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, it is mutually covenanted and agreed for the equal and ratable benefit of all Holders of the Notes as follows, effective upon execution hereof by the Trustee:

ARTICLE ONE

DEFINITIONS

Section 101. Definitions.

For all purposes of this Supplement, except as otherwise stated herein:

(1) capitalized terms used herein but not otherwise defined in this Supplement shall have the respective meanings assigned to them in the Original Indenture;

(2) all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference thereto, have the meanings assigned to them therein;

(3) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with International Financial Reporting Standards;

(4) any reference to an “Article” or a “Section” refers to an Article or Section, as the case may be, of this Supplement; and

(5) the following terms shall have the respective meanings assigned them below:

“Supplement” shall have the meaning set forth in the recitals.

“Indenture” shall have the meaning set forth in the recitals.

“Original Indenture” shall have the meaning set forth in the recitals.

“Notes” shall have the meaning set forth in the recitals.

“Guarantor” shall have the meaning set forth in the preamble.

“Guarantee” shall have the meaning set forth in the recitals.

“Obligations” shall have the meaning set forth in Section 201 of this Supplement.

ARTICLE TWO

THE GUARANTEES

Section 201. The Guarantees.

The Guarantor hereby fully, unconditionally and irrevocably guarantees, on an unsubordinated and unsecured basis, as primary obligor and not merely as surety, to each Holder of the Notes and the Trustee the full and punctual payment when due, whether at maturity, by acceleration, by redemption or otherwise, of the principal of, premium, if any, and interest on, and any other amounts due under the Notes and all other obligations of the Company under the Indenture (all the foregoing being hereinafter collectively called the “Obligations”). The obligations of the Guarantor under the Guarantee rank equally in right of payment with other Indebtedness of the Guarantor, except to the extent such other Indebtedness is expressly subordinate to the obligations arising under the Guarantee. The Guarantor further agrees (to the fullest extent permitted by applicable law) that the Obligations may be extended or renewed, in whole or in part, without notice or further assent from it, and that it shall remain bound under this Article Two, notwithstanding any extension or renewal of any Obligation.

The Guarantor waives presentation to, demand of payment from and protest to the Company of any of the Obligations and also waives notice of protest for nonpayment. The Guarantor waives notice of any default under the Notes or the Obligations. The obligations of the Guarantor hereunder shall not be affected by: (i) the failure of any Holder of Notes to assert any claim or demand or to enforce any right or remedy against the Company or any other person under the Indenture, the Notes or any other agreement or otherwise; (ii) any extension or renewal of any thereof; (iii) any rescission, waiver, amendment or modification of any of the terms or provisions of the Indenture, the Notes or any other agreement; (iv) the release of any security held by any Holder of Notes or the Trustee for the Obligations or any of them; (v) the failure of any Holder of Notes to exercise any right or remedy against any other Guarantor; or (vi) any change in the ownership of the Company.

The Guarantor further agrees that the Guarantee herein constitutes a guarantee of payment when due (and not a guarantee of collection) and waives any right to require that any resort be had by any Holder of Notes to any security held for payment of the Obligations.

The obligations of the Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason (other than payment of the Obligations in full), including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense of setoff, counterclaim, recoupment or termination whatsoever or by reason of the invalidity, illegality or unenforceability of the Obligations or otherwise. Without limiting the generality of the foregoing, the obligations of the Guarantor herein shall not be discharged or impaired or otherwise affected by the failure of any Holder to assert any claim or demand or to enforce any remedy under the Indenture, the Notes or any other agreement, by any waiver or modification of any thereof, by any default, failure or delay, willful or otherwise, in the performance of the Obligations, or by any other act or thing or omission or delay to do any other act or thing which may or might in any manner or to any extent vary the risk of the Guarantor or would otherwise operate as a discharge of the Guarantor as a matter of law or equity.

The Guarantor further agrees that the Guarantees shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of principal of or interest on any of the Obligations is rescinded or must otherwise be restored by any Holder of Notes upon the bankruptcy, concurso mercantil or reorganization of the Company or otherwise.

In furtherance of the foregoing and not in limitation of any other right which any Holder of Notes has at law or in equity against the Guarantor by virtue hereof, upon the failure of the Company to pay any of the Obligations when and as the same shall become due, whether at maturity, by acceleration, by redemption or otherwise, the Guarantor hereby promises to and shall, upon receipt of written demand by the Trustee, forthwith pay, or cause to be paid, in cash, to the Holders of Notes an amount equal to the sum of (i) the unpaid amount of such Obligations then due and owing and (ii) accrued and unpaid interest on such Obligations then due and owing (to the fullest extent not prohibited by applicable law).

The Guarantor further agrees that, as between the Guarantor, on the one hand, and the Holders of Notes, on the other hand, (i) the maturity of the Obligations guaranteed hereby may be accelerated as provided in the Indenture for the purposes of the Guarantees, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Obligations guaranteed hereby and (ii) in the event of any such declaration of acceleration of such Obligations, such Obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantor for the purposes of the Guarantee.

The Guarantor also agrees to pay any and all reasonable costs and expenses (including reasonable attorneys’ fees) incurred by the Trustee or the Holders of Notes in enforcing any rights under this Article Two.

Section 202. Limitation on Liability; Termination and Discharge.

The obligations of the Guarantor hereunder shall be limited to the maximum amount as shall, after giving effect to all other liabilities (fixed and contingent) of the Guarantor, result in the obligations of the Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law.

Section 203. No Subrogation.

Notwithstanding any payment or payments made by the Guarantor hereunder, the Guarantor shall not be entitled to be subrogated to any of the rights of the Trustee or any Holder of Notes against the Company or any collateral security or guarantee or right of offset held by the Trustee or any Holder of Notes for the payment of the Obligations, nor shall the Guarantor seek or be entitled to seek any contribution or reimbursement from the Company in respect of payments made by the Guarantor hereunder, until all amounts owing to the Trustee and the Holder of Notes by the Company on account of the Obligations are paid in full. If any amount shall be paid to the Guarantor on account of such subrogation rights at any time when all of the Obligations shall not have been paid in full, such amount shall be held by the Guarantor in trust for the Trustee and the Holder of Notes, segregated from other funds of the Guarantor, and shall, forthwith upon receipt by the Guarantor, be turned over to the Trustee in the exact form received by the Guarantor (duly indorsed by the Guarantor to the Trustee, if required), to be applied against the Obligations.

ARTICLE THREE

AMENDMENTS

Section 301. Amendments to Section 101 of the Base Indenture.

(a) Section 101(3) of the Base Indenture shall be deleted in its entirety and replaced with the following:

“all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with International Financial Reporting Standards (“IFRS”) and any reference herein or in the Securities to “Mexican generally accepted accounting principles” shall be deemed to refer to IFRS.”

(b) The following definitions contained in Section 101 of the Base Indenture shall be deleted in their entirety and replaced with the corresponding definitions set forth below:

“Board of Directors” means either the Board of Directors of the Company or the Guarantor, as the context requires, or any committee of that board duly authorized to act for it in respect hereof.

“Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company or the Guarantor, as the case may be, to have been duly adopted by the Board of Directors of the Company or the Guarantor, as the case may be, and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Guarantee” means, individually, any guarantee of the Obligations by the Guarantor pursuant to the terms of this Indenture and any supplemental indenture hereto, and, collectively, all such guarantees.

“Guarantor” means América Móvil, S.A.B. de C.V. until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Guarantor” shall mean such successor Person.

“Officer’s Certificate” means a certificate signed by the Chief Executive Officer, the Chief Financial Officer, the General Counsel, the Treasurer or any Division Head of the Company or the Guarantor, as the context requires, and delivered to the Trustee.

Section 302. Amendments to Section 109 of the Base Indenture.

Section 109 of the Base Indenture shall be deleted in its entirety and replaced with the following:

“SECTION 109. Successors and Assigns.

All covenants and agreements in this Indenture by the Company and the Guarantor shall bind their successors and assigns, whether so expressed or not.”

Section 303. Amendments to Section 401 of the Base Indenture.

Section 401 of the Base Indenture shall be deleted in its entirety and replaced with the following:

“SECTION 401. Satisfaction and Discharge of Indenture.

This Indenture shall cease to be of further effect (except as to any surviving rights of conversion, registration of transfer or exchange of Securities herein expressly provided for), and the Trustee, on demand of and at the expense of the Company and the Guarantor, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when

(1) either

(A) all Securities theretofore authenticated and delivered (other than (i) Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 305 and (ii) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 1003) have been delivered to the Trustee for cancellation; or

(B) all such Securities not theretofore delivered to the Trustee for cancellation

(i) have become due and payable, or

(ii) will become due and payable at their Stated Maturity within one year, or

(iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of (i), (ii) or (iii) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose funds in an amount sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(2) each of the Company and the Guarantor has paid or caused to be paid all other sums payable hereunder by the Company and the Guarantor; and

(3) each of the Company and the Guarantor has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company and the Guarantor to the Trustee under Section 607, the obligations of the Trustee to any Authenticating Agent under Section 614 and, if money shall have been deposited with the Trustee pursuant to subclause (B) of Clause (1) of this Section, the obligations of the Trustee under Section 402 and the last paragraph of Section 1003 shall survive such satisfaction and discharge.”

Section 304. Amendments to Section 501 of the Base Indenture.

Section 501 of the Base Indenture shall be deleted in its entirety and replaced with the following:

“SECTION 501. Events of Default

“Event of Default,” wherever used herein with respect to the Notes, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(1) default by the Company and the Guarantor in the payment of any interest (including any Additional Amounts) upon any of the Notes when it becomes due and payable, and continuance of such default for a period of 30 days; or

(2) default by the Company and the Guarantor in the payment of the principal (including any Redemption Price or Repurchase Price and any Additional Amounts) of or premium on any of the Notes at its Maturity; or

(3) default in the performance, or breach, of any covenant of the Company or the Guarantor in this Indenture (other than a covenant a default in whose performance or whose breach is elsewhere in this Section specifically dealt with), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Company and the Guarantor by the Trustee or to the Company, the Guarantor and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Notes a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder; or

(4) a default or defaults under any bond, debenture, note or other evidence of indebtedness for money borrowed of the Company, any Material Subsidiary or the Guarantor, or under any mortgage, indenture, agreement or instrument under which there may be issued or borrowed or by which there may be secured or evidenced any indebtedness of the Company, any Material Subsidiary or the Guarantor, whether such indebtedness now exists or shall hereafter be created; provided that such indebtedness, individually or in the aggregate, has an aggregate principal amount then outstanding in excess of U.S.$100 million (or the equivalent thereof in other currencies or currency units) and that such default or defaults, individually or in the aggregate, (A) shall constitute a failure to pay the principal of or interest on such indebtedness (or any portion thereof having an aggregate principal amount in excess of U.S.$100 million or such equivalent thereof) when due and payable after the expiration of any applicable grace period with respect thereto or (B) shall have resulted in such indebtedness (or any portion thereof having an aggregate principal amount in excess of U.S.$100 million or such equivalent thereof) becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable; or

(5) a final judgment or judgments (not subject to appeal) for the payment of money are entered against the Company, any one or more Material Subsidiaries and/or the Guarantor in an aggregate amount in excess of U.S.$100 million (or the equivalent thereof in other currencies or currency units), by a court or courts of competent jurisdiction, which judgment(s) (A) are neither discharged nor bonded in full within 30 days after the right to appeal all such judgments has expired or (B) if bonded in full within such 30-day period, cease to be fully bonded; or

(6) a final judgment or judgments (not subject to appeal) determines the Guarantees to be unenforceable or invalid or the Guarantees cease for any reason to be in full force and effect or the Guarantor or any person acting on its behalf denies or disaffirms its obligations under the Guarantees; or

(7) the entry by a court having jurisdiction in the premises of (A) a decree or order for relief in respect of the Company, any Material Subsidiary or the Guarantor, in an involuntary case or proceeding under any applicable bankruptcy, insolvency, suspension of payments, concurso mercantil, reorganization or other similar law, or (B) a decree or order adjudging the Company, any Material Subsidiary or the Guarantor a bankrupt or insolvent, or suspending payments, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company, any Material Subsidiary or the Guarantor under any applicable law, or appointing a custodian, receiver, liquidator, assignee, trustee, síndico, conciliador, sequestrator or other similar official of the Company, any Material Subsidiary or the Guarantor or of any substantial part of the property of the Company, any Material Subsidiary or the Guarantor, or ordering the winding up or liquidation of the affairs of the Company, any Material Subsidiary or the Guarantor, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or

(8) the commencement by the Company, any Material Subsidiary or the Guarantor of a voluntary case or proceeding under any applicable bankruptcy, insolvency, concurso mercantil, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by the Company, any Material Subsidiary or the Guarantor to the entry of a decree or order for relief in respect of the Company, any Material Subsidiary or the Guarantor in an involuntary case or proceeding under any applicable bankruptcy, insolvency, suspension of payments, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against the Company, any Material Subsidiary or the Guarantor of the Company, or the filing by the Company, any Material Subsidiary or the Guarantor of a petition or answer or consent seeking reorganization or relief under any applicable law or the consent by the Company, any Material Subsidiary or the Guarantor to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, síndico, conciliador, sequestrator or similar official of the Company, any Material Subsidiary or the Guarantor or of any substantial part of the property of the Company, any Material Subsidiary or the Guarantor, or the making by the Company, any Material Subsidiary or the Guarantor of an assignment for the benefit of creditors, or the admission by the Company, any Material Subsidiary or the Guarantor in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company, any Material Subsidiary or the Guarantor in furtherance of any such action (evidenced by the adoption of a corporate resolution in favor of any such actions or an action of any of the officers of the Company, any Material Subsidiary or the Guarantor that similarly binds the Company, any Material Subsidiary or the Guarantor, as the case may be).”

Section 305. Amendments to Article Eight of the Base Indenture.

Article Eight of the Base Indenture shall be deleted in its entirety and replaced with the following:

“SECTION 801. Company or Guarantor May Consolidate, Etc. Only on Certain Terms.

Neither the Company nor the Guarantor shall consolidate with or merge into any other Person or, directly or indirectly, transfer, convey, sell, lease or otherwise dispose of its properties and assets substantially as an entirety and neither the Company nor the Guarantor shall permit any Person to consolidate with or merge into it unless:

(1) immediately after giving effect to such transaction, no Event of Default, or an event or condition which, after the giving of notice or lapse of time, or both, would become an Event of Default, with respect to any series of Securities shall have occurred and be continuing;

(2) the Person formed by such consolidation or merger or the Person which acquires by transfer, conveyance, sale, lease or other disposition of the properties and assets of the Company or the Guarantor, as the case may be, substantially as an entirety shall be a corporation organized and validly existing under the laws of Mexico or the United States of America or any political subdivision thereof and if not the Company or the Guarantor, as the case may be, shall expressly assume by a supplemental indenture hereto executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, the due and punctual payment of the principal of and any premium and interest on all the Securities and the performance of every covenant of this Indenture on the part of the Company or the Guarantor to be performed or observed; and

(3) the Company or the Guarantor, as the case may be, has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

SECTION 802. Successor Substituted.

Upon any consolidation of the Company or the Guarantor with, or merger of the Company or the Guarantor into, any other Person or any conveyance, transfer or lease of the properties and assets of the Company or the Guarantor, as the case may be, substantially as an entirety in accordance with Section 801, the successor Person formed by such consolidation or into which the Company or the Guarantor, as the case may be, is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company or the Guarantor, as the case may be, under this Indenture with the same effect as if such successor Person had been named as the Company or the Guarantor, as the case may be, herein, and thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under this Indenture and the Securities.”

Section 306. Amendments to Section 901 of the Base Indenture.

Section 901 of the Base Indenture is amended by substituting the following for “the Company, when authorized by a Board Resolution” appearing therein: “the Company and the Guarantor, when authorized by a Board Resolution”.

Section 307. Amendments to Section 902 of the Base Indenture.

Section 902 of the Base Indenture is amended by substituting the following for “the Company, when authorized by a Board Resolution” appearing therein: “the Company and the Guarantor, when authorized by a Board Resolution”.

Section 308. Amendments to Section 1005 of the Base Indenture.

The first paragraph of Section 1005 of the Base Indenture shall be deleted in its entirety and replaced with the following:

“SECTION 1005. Exchange Act Reports.

The Company will file with the Trustee, within 15 days after it files them with the Commission, copies of its annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which the Company is required to file with the Commission pursuant to Section 12, 13 or 15(d) of the Exchange Act.

The Company shall file with the Trustee, within 15 days after the Guarantor files the same with the Commission, copies of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which the Guarantor is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, including the Guarantor’s annual reports on Form 20-F and reports on Form 6-K. In the event that, in the future, the Guarantor is not required to file such information, documents or other reports pursuant to Section 13 or 15(d) of the Exchange Act, the Company shall furnish on a reasonably prompt basis to the Trustee and Holders who so request in writing, substantially the same financial and other information that the Guarantor would be required to include and file in an annual report on Form 20-F and reports on Form 6-K.”

ARTICLE FOUR

MISCELLANEOUS PROVISIONS

Section 401. Scope of this Supplement.

This Supplement, and the amendments provide for herein, relate only to the Notes and to the Original Indenture and shall have no effect whatsoever on any other Securities or series of securities issued by the Company or the Guarantor under the Base Indenture or otherwise.

Section 402. Provisions of the Original Indenture.

Except insofar as herein otherwise expressly provided, all the definitions, provisions, terms and conditions of the Original Indenture shall remain in full force and effect. The Original Indenture, as amended and supplemented by this Supplement, is in all respects ratified and confirmed, and the Original Indenture and this Supplement shall be read, taken and considered as one and the same instrument for all purposes and every Holder of Notes shall be bound hereby. Notwithstanding any other provision of this Section 402 or the Original Indenture or this Supplement to the contrary, to the extent any provisions of this Supplement shall conflict with any provision of the Original Indenture, the provisions of this Supplement, as applicable, shall govern.

Section 403. Consent to Service; Jurisdiction.

Each party hereto agrees that any legal suit, action or proceeding arising out of or relating to this Supplement, the Original Indenture or the Guarantee may be instituted in any federal or state court in the Borough of Manhattan, The City of New York, New York and in the courts of its own corporate domicile, in respect of actions brought against each such party as a defendant, and each waives any objection which it may now or hereafter have to the laying of the venue of any such legal suit, action or proceeding, waives any immunity from jurisdiction or to service of process in respect of any such suit, action or proceeding, waives any right to which it may be entitled on account of place of residence or domicile, and irrevocably submits to the jurisdiction of any such court in any such suit, action or proceeding. The Guarantor hereby designates and appoints CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011, as its authorized agent upon which process may be served in any legal suit, action or proceeding arising out of or relating to this Supplement, the Original Indenture or the Guarantee which may be instituted in any federal or state court in the Borough of Manhattan, The City of New York, New York, and agrees that service of process upon such agent shall be deemed in every respect effective service of process upon the Guarantor in any such suit, action or proceeding and further designates its domicile, the domicile of CT Corporation System specified above and any domicile CT Corporation System may have in the future as its domicile to receive any notice hereunder (including service of process). If for any reason CT Corporation System (or any successor agent for this purpose) shall cease to act as agent for service of process as provided above, the Guarantor shall promptly appoint a successor agent for this purpose reasonably acceptable to the Trustee. The Guarantor agrees to take any and all actions as may be necessary to maintain such designation and appointment of such agent in full force and effect.

Section 404. Governing Law; Waiver of Jury Trial.

(a) THIS SUPPLEMENT AND THE GUARANTEES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(b) EACH OF THE PARTIES HERETO (EXCEPT, FOR THE AVOIDANCE OF DOUBT, THE HOLDERS) HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE ORIGINAL INDENTURE, THIS SUPPLEMENT, THE GUARANTEE OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 405. Separability of Invalid Provisions.

In case any one or more of the provisions contained in this Supplement should be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions contained in this Supplement, and to the extent and only to the extent that any such provision is invalid, illegal or unenforceable, this Supplement shall be construed as if such provision had never been contained herein.

Section 406. Execution in Counterparts.

This Supplement may be simultaneously executed and delivered in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original, and such counterparts shall together constitute but one and the same instrument.

Section 407. Certain Matters.

(a) The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplement or for or in respect of the recitals contained herein, all of which are made solely by the Company.

(b) In the performance of its obligations hereunder, the Trustee shall be provided with any rights, benefits, protections, indemnities and immunities afforded to it pursuant to the Original Indenture.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Supplement to be duly executed as of the day and year first above written.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V., as Issuer

By:

AMÉRICA MÓVIL, S.A.B. DE C.V., as Guarantor

By:

THE BANK OF NEW YORK MELLON, as Trustee

By:

Requests for assistance in completing and delivering the Consent Letter or requests for additional copies of the prospectus/consent solicitation statement and other related documents should be directed to the Information and Tabulation Agent at its address and telephone number below:

The Information Agent for the Consent Solicitations is:

Global Bondholder Services Corporation

65 Broadway—Suite 404

New York, New York 10006

Attention: Corporate Actions

Banks and Brokers call: (212) 430-3774

Toll free (866)-873-5600

The Tabulation Agent for the Consent Solicitations is:

Global Bondholder Services Corporation

By facsimile:

(For Eligible Institutions only):

(212) 430-3775/3779

Confirmation:

(212) 430-3774

By Mail:	By Overnight Courier:	By Hand:
65 Broadway—Suite 404	65 Broadway—Suite 404	65 Broadway—Suite 404
New York, New York 10006	New York, New York 10006	New York, New York 10006

The Solicitation Agent for the Consent Solicitations is:

Morgan Stanley & Co. LLC

1585 Broadway, Floor 04

New York, New York 10036

U.S. Toll Free: +1 (800) 624-1808

Collect: +1 (212) 761-1057

Attention: Liability Management Group